SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of        December, 2004

ATI TECHNOLOGIES INC.
(Translation of Registrant’s Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F                    Form 40-F      X

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                    No      X

Page 1 of 61 Pages
Index is located on Page 2

ATI TECHNOLOGIES INC.

NOTICE
AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

to be held at
The Design Exchange
234 Bay Street
Toronto Dominion Centre
Toronto, Ontario
on
Tuesday, January 25, 2005
at 2:00 p.m. (Toronto time)

THIS BOOKLET CONTAINS IMPORTANT
INFORMATION FOR SHAREHOLDERS

ATI TECHNOLOGIES INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

THIS BOOKLET EXPLAINS:

•	details of the matters to be voted upon at the Meeting; and

•	how to exercise your vote even if you are unable to attend the Meeting.

THIS BOOKLET CONTAINS:

•	the Notice of Annual and Special Meeting of Shareholders;

•	the Management Information Circular;

•	management’s request that you vote to support its proposals; and

•	a proxy form that you may use to vote your common shares without attending the Meeting.

This Management Information Circular (the “Circular”) and proxy form is furnished in connection with the solicitation of proxies by or on behalf of the management of ATI Technologies Inc. (the “Company”) for use at the annual and special meeting (the “Meeting”) of the shareholders of the Company to be held on Tuesday, January 25, 2005.

At this Meeting, management will report on the Company’s performance in fiscal 2004 and the Company’s plans for the coming year. The Meeting will deal with the usual matters of corporate governance, including the presentation of financial results, the election of directors and the appointment of auditors. Your presence, or at least your vote if you are unable to attend in person, is important because in addition to voting upon the usual items of business as listed above, shareholders will also be voting on several items of special business including the continuance of the Company under the Canada Business Corporations Act (“CBCA”), the adoption of a new general by-law and an amendment to the Company’s share option plan (a) to replenish the number of common shares available for issuance thereunder, and (b) to provide the Board of Directors of the Company with the discretion to award stock appreciation rights in connection with the grant of options.

We would like your support for all matters to be decided at the Meeting, including approval of the proposed continuance under the CBCA and the proposed amendments to the Company’s share option plan. Voting in favour of the proposed amendments to the Company’s share option plan will facilitate further growth of the Company by permitting the Company to continue to provide equity incentives to its employees, while doing so in a manner that reduces dilution.

REGISTERED SHAREHOLDERS

PLEASE NOTE: A form of proxy (printed on blue paper) is enclosed with this booklet. This proxy form may be used to vote your common shares if you are unable to attend the Meeting in person. Instructions on how to vote using this proxy form are found on page 2 of the Circular.

NON-REGISTERED BENEFICIAL SHAREHOLDERS

PLEASE NOTE: If your common shares are held on your behalf, or for your account, by a broker, securities dealer, bank, trust company or similar entity (an “Intermediary”), you may not be able to vote unless you carefully follow the instructions provided by your Intermediary with this booklet.

ATI TECHNOLOGIES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

This document provides formal notification of your invitation to attend the Annual and Special Meeting of Shareholders (the “Meeting”) of ATI Technologies Inc. (the “Company”). The Meeting will be held at:

The Design Exchange
234 Bay Street
Toronto Dominion Centre
Toronto, Ontario
on
Tuesday, January 25, 2005
at 2:00 p.m. (Toronto time)

As a shareholder, you are entitled to attend the Meeting and to cast one vote for each common share that you own. If you are a registered shareholder and are unable to attend the Meeting, you will still be able to vote on the items of business set out below by completing the form of proxy (printed on blue paper) included with this management information circular (the “Circular”). This Circular explains how to complete the proxy form, and how the voting process works. To be valid, registered shareholders must submit the proxy form to the Company’s transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”) at the Toronto offices of CIBC Mellon, no later than 5:00 p.m. (Toronto time) on Monday, January 24, 2005 or present the proxy form at the Meeting prior to commencement of the Meeting.

If you are a non-registered beneficial shareholder, you must follow the instructions provided by your broker, securities dealer, bank, trust company or similar entity in order to vote your shares.

The following business will be conducted at the Meeting:

1.	presentation of the financial statements of the Company for the fiscal year ended August 31, 2004, and the auditors’ report thereon;

2.	election of directors;

3.	appointment of auditors and authorizing the directors to fix the remuneration of the auditors;

4.	consideration and, if deemed appropriate, approval of the continuance of the Company as a corporation under the Canada Business Corporations Act (“CBCA”);

5.	consideration and, if deemed appropriate, approval of a new general by-law which conforms to the CBCA;

6.	consideration and, if deemed appropriate, approval of amendments to the Company’s share option plan to replenish the number of common shares issuable thereunder;

7.	consideration and, if deemed appropriate, approval of amendments to the Company’s share option plan to provide the Board of Directors of the Company with the discretion to award stock appreciation rights in connection with the grant of options; and

8.	transaction of any other business that is properly brought before the Meeting.

BY ORDER OF THE BOARD

Markham, Ontario	Dean J. Blain
December 17, 2004	Corporate Secretary

ATI TECHNOLOGIES INC.

MANAGEMENT INFORMATION CIRCULAR

Information for the Shareholders about the January 25, 2005 Annual and Special Meeting of Shareholders

This Management Information Circular (referred to as the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of ATI Technologies Inc. (the “Company”) to all shareholders of the Company, for use at the Annual and Special Meeting of Shareholders (the “Meeting”), together with a Notice of Annual and Special Meeting of the Shareholders (the “Notice”) and a proxy form. The Circular’s purpose is:

•	to explain how you, as a shareholder of the Company, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;

•	to request that you authorize the Company’s Chairman (or his alternate) to vote on your behalf in accordance with your instructions set out on the proxy form;

•	to inform you about the business to be conducted at the Meeting, including the election of directors for the coming year; and

•	to give you some important background information to assist you in deciding how to vote.

VOTING

      Registered Shareholders

Each registered shareholder is entitled to one vote for each common share registered in his or her name as of the record date. The directors of the Company have set December 15, 2004 as the record date. If a shareholder sells some or all of the common shares that he or she owns after the record date, the person who purchased the common shares will become a shareholder of the Company, but may only vote at the Meeting if he or she has asked the Company’s transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”), to include his or her name on the list of shareholders eligible to vote at the Meeting. This request must be made at least ten days before the Meeting.

      Non-registered Beneficial Shareholders

You may be a non-registered beneficial shareholder of the Company (as opposed to a registered shareholder) if your common shares are held on your behalf, or for your account, by a broker, a securities dealer, a bank, a trust company or another similar entity (called an “Intermediary”). If you are a non-registered beneficial shareholder, your Intermediary will be the entity legally entitled to vote your common shares. In order to vote your common shares, you must carefully follow the instructions that your Intermediary delivered to you with this Circular. Instead of completing the form of proxy that is printed on blue paper and may be enclosed with this Circular, you will likely be asked to complete and deliver a different form to your Intermediary. This form will instruct the Intermediary how to vote your common shares at the Meeting on your behalf. As a non-registered beneficial shareholder, while you are invited to attend the Meeting, you will not be entitled to vote at the Meeting, unless you submit all required information to your Intermediary well in advance of the Meeting and carefully follow its instructions and procedures.

OWNERSHIP OF SHARES

As of December 1, 2004, there were 251,327,298 common shares of the Company issued and outstanding. As far as the directors and senior officers of the Company are aware, no single shareholder beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Company’s common shares.

QUORUM

The presence of two shareholders or proxyholders entitled to cast votes representing at least 5% of the Company’s common shares will constitute a quorum at the Meeting. The Company’s list of shareholders as of the record date has been used to deliver to shareholders both the Notice and this Circular, as well as to determine who is eligible to vote.

VOTING IN PERSON

If you attend the Meeting in Toronto on Tuesday, January 25, 2005 and are a registered shareholder, you may cast one vote for each of your registered common shares on any and all resolutions voted on by way of ballot at the Meeting. This includes the election of directors, the other issues listed on the Notice, and any other business that may arise at the Meeting. You may oppose any matter proposed at the Meeting by either withholding your vote from, or voting your common shares against, any resolution at the Meeting, depending on the specific resolution. If you attend the Meeting in person and are a non-registered beneficial shareholder, you will not be entitled to vote at the Meeting unless you contact your Intermediary well in advance of the Meeting and carefully follow its instructions and procedures.

VOTING BY PROXY FOR REGISTERED SHAREHOLDERS

The following instructions are for registered shareholders only. If you are a non-registered beneficial shareholder, please follow your Intermediary’s instructions on how to vote your shares.

If you are unable to attend the Meeting, or if you do not wish to personally cast your votes, you may still make your votes count by authorizing another person who will be at the Meeting to vote on your behalf. You may either tell that person how you want to vote, or let him or her choose for you. This is called voting by proxy.

      What Is a Proxy?

A proxy is a document that you may sign in order to authorize another person to cast your votes for you at the Meeting. The document that is printed on blue paper and is enclosed with this Circular is the form of proxy that you may use to authorize another person to vote on your behalf at the Meeting. You may use this proxy form to assign your votes to the Company’s Chairman (or his alternate) or to any other person of your choice. You may also use any other legal proxy form.

      Appointing a Proxyholder

Your proxyholder is the person that you appoint to cast your votes at the Meeting on your behalf. You may choose the Company’s Chairman (or his alternate) or any other person that you want to be your proxyholder. Please note that your proxyholder is not required to be another shareholder of the Company. If you want to authorize the Company’s Chairman (or his alternate) as your proxyholder, please leave the line near the top of the proxy form blank, as the Chairman’s name and the name of his alternate, are already pre-printed on the form. If you want to authorize another person as your proxyholder, just fill in that person’s name in the blank space located near the top of the enclosed proxy form and cross out the name of the Company’s Chairman and his alternate.

Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation of the Meeting that may occur in the event that the Meeting is adjourned. If you return the attached proxy form to CIBC Mellon, and have left the line for the proxyholder’s name blank, then the Chairman or his alternate will automatically become your proxyholder.

Depositing Your Proxy

To be valid, the proxy form must be filled out, correctly signed (exactly as your name appears on the proxy form), and returned to the Toronto office of the Company’s transfer agent, CIBC Mellon, by either delivering it to 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or faxing it to (416) 368-2502 by 5:00 p.m. (Toronto time) on Monday, January 24, 2005 (or the last business day prior to any reconvened Meeting in the event of an adjournment of the Meeting) or by presenting it at the Meeting prior to commencement of the Meeting (or at the reconvened Meeting in the event of an adjournment of the Meeting). Your proxyholder may then vote on your behalf at the Meeting.

You may instruct your proxyholder how you want to vote on the issues listed in the Notice by checking the appropriate boxes on the proxy form. If you have specified on the proxy form how you want to vote on a particular issue (by checking FOR, AGAINST or WITHHOLD), then your proxyholder must cast your votes as instructed. By checking “WITHHOLD” on the proxy form, where applicable, you will be abstaining from voting.

If you have NOT specified how to vote on a particular matter, your proxyholder is entitled to vote your common shares as he or she sees fit. Please note that if your proxy form does not specify how to vote on any particular matter, and if you have authorized the Company’s Chairman or his alternate to act as your proxyholder (by leaving the line for the proxyholder’s name blank on the proxy form), your common shares will be voted at the Meeting as follows:

•	FOR management’s nominees for election as directors;

•	FOR the reappointment of KPMG LLP as auditor;

•	FOR the approval of the continuance of the Company as a corporation under the Canada Business Corporations Act;

•	FOR the approval of a new general by-law;

•	FOR the approval of the proposed amendment to the Company’s share option plan to replenish the number of common shares available for issuance thereunder; and

•	FOR the approval of the proposed amendment to the Company’s share option plan to provide the Board of Directors of the Company with the discretion to award stock appreciation rights in connection with the grant of options.

For more information on these issues, please see the section entitled “Business of the Meeting” beginning on page five of this Circular. If any other issues properly arise at the Meeting that are not described in the Notice, or if any amendments are proposed to the matters described in the Notice, your proxyholder is entitled to vote your common shares as he or she sees fit. The Notice sets out all the matters to be determined at the Meeting that are known to management as of December 17, 2004.

      Revoking Your Proxy

If you want to revoke your proxy after you have signed and delivered it to CIBC Mellon, you may do so by delivering another properly executed form of proxy bearing a later date and delivering it as set out above under the heading “Depositing Your Proxy” or by clearly indicating in writing that you want to revoke your proxy and delivering this written document to the Company at:

33 Commerce Valley Drive East
Markham, Ontario
L3T 7X6
Attention: Corporate Secretary
Fax: (905) 709-6950

This revocation must be received by the Company by 5:00 p.m. (Toronto time) on Monday, January 24, 2005 (or by 5:00 p.m. (Toronto time) on the last business day before the date of any continuation of the Meeting that may occur in the event that the Meeting is adjourned), or by the Chairman prior to the commencement of the Meeting on the day of the Meeting (or any continuation of the Meeting that may occur in the event that the Meeting is adjourned), or in any other way permitted by law.

If you revoke your proxy and do not replace it with another form of proxy that is deposited with CIBC Mellon on or before the deadline, 5:00 p.m. (Toronto time) on Monday, January 24, 2005, you may still vote your own common shares in person at the Meeting provided you are a registered shareholder whose name appears on the shareholders’ register of the Company.

SOLICITATION OF PROXIES

The Company requests that you fill out your proxy form to ensure your votes are cast at the Meeting. If you leave the proxy form blank, and if you do not specify how your common shares are to be voted on particular resolutions, the Chairman (or his alternate) will vote your common shares as described above. This solicitation of your proxy (your vote) is made on behalf of management of the Company.

The Company will pay the cost related to the foregoing solicitation of your proxy. This solicitation will be made primarily by mail. Regular employees of the Company, or the representatives of CIBC Mellon, may also ask for proxies to be returned, but will not be paid any additional compensation for doing so.

HOW A VOTE IS PASSED

Other than the approval of the continuance of the Company as a corporation under the CBCA, all matters that are scheduled to be voted upon at the Meeting are ordinary resolutions. Ordinary resolutions are passed by a simple majority, meaning that if more than half of the votes that are cast are in favour, then the resolution passes. The resolution pertaining to the continuance of the Company as a corporation under the CBCA is a special resolution that requires at least two-thirds of the votes cast to be voted in favour of the resolution in order for the resolution to pass. In addition, the Toronto Stock Exchange requires that the resolutions relating to the amendments to the Company’s share option plan be approved by a majority of the votes cast at the Meeting.

BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of the seven nominees to the Board of Directors of the Company (referred to as either the “Board” or the “Board of Directors”) whose names are set forth below.

Management does not contemplate that any of the nominees named below will be unable to serve as a director of the Company. If any nominee becomes unable to serve as a director for any reason prior to the Meeting, and if you authorize the Company’s Chairman (or his alternate) to act as your proxyholder at the Meeting, the Company’s Chairman (or his alternate) reserves the discretionary right to vote for other management nominees, unless directed to withhold from voting.

The articles of incorporation of the Company provide for a minimum of three and a maximum of fifteen directors. At the Meeting, management will nominate the seven persons listed below for election as directors of the Company. If elected, each director will hold office until the next annual meeting of shareholders or until their successors are elected or appointed. All of management’s nominees are now directors of the Company and have been since the dates indicated in the list below.

The following table states: (i) the name and jurisdiction of residence of each person proposed to be nominated for election as a director; (ii) a brief biography of each nominee which sets out, among other things, the other boards of directors on which such nominee serves; (iii) the nominee’s principal occupation and employment; (iv) the year in which each nominee became a director; and (v) the number of common shares and deferred share units (“DSUs”) (described below under the heading “Compensation of Directors”) of the Company beneficially owned or over which control or direction, directly or indirectly, was exercised by that nominee as of December 1, 2004.

Management’s Nominees for Election as Directors of the Company

Name and Jurisdiction of Residence	Biography	Principal Occupation	Year Became Director	Number of Common Shares Held	Number of DSUs Held

K.Y. Ho Toronto, Ontario Canada	K.Y. Ho is one of the founders of the Company. Mr. Ho, an electrical engineer, has more than thirty years’ experience in the management, engineering, manufacturing and material and quality control areas of the computer industry. Mr. Ho previously worked at several leading electronics manufacturers in Hong Kong.	Chairman, ATI Technologies Inc.	1986	3,586,940	-

Alan D. Horn(1) Toronto, Ontario Canada	Alan Horn is Vice President, Finance and Chief Financial Officer of Rogers Communications Inc.	Vice President, Finance and Chief Financial Officer, Rogers Communications Inc.	1993	210,000	13,000

James D. Fleck(1)(2)(3)(4) Toronto, Ontario Canada	James Fleck is Chairman of Fleck Management Services Ltd. and Professor Emeritus at the Rotman School of Management, University of Toronto. Until August 1994, he was Chief Executive Officer of Fleck Manufacturing Inc. Dr. Fleck was Chairman of Alias Research Inc. from 1992 to 1995. Dr. Fleck is a director of Financial Models Co. Inc. and Certicom Corp.	Chairman, Fleck Management Services Ltd.	1995	-	16,250

Name and Jurisdiction of Residence	Biography	Principal Occupation	Year Became Director	Number of Common Shares Held	Number of DSUs Held

Paul Russo(2) Los Altos Hills, California United States	Paul Russo is the principal founder of Silicon Optix Inc. and serves as President, Chief Executive Officer and Chairman of the company. Prior to Dr. Russo’s founding of Silicon Optix, he was the principal founder of Genesis Microchip Inc. and served as Chief Executive Officer and director from its inception in 1987 through April 2000.	Chairman, President and Chief Executive Officer, Silicon Optix Inc.	2002	5,000	13,000

Ronald Chwang(3) Los Altos Hills, California United States	Ronald Chwang is the Chairman and President of Acer Technology Ventures, America LLP. From 1992 to 1997, Dr. Chwang was President and Chief Executive Officer of Acer America Corporation. Dr. Chwang is a director of Silicon Storage Technology Inc.	Chairman and President, Acer Technology Ventures (ATV), America.	2003	166,500	26,000

John E. Caldwell(1)(2)(3) Toronto, Ontario Canada	John Caldwell is President and Chief Executive Officer of SMTC Corporation. From 2001 to 2002, Mr. Caldwell was a consultant to GEAC Computer Corporation Limited (“GEAC”) and from 2000 to 2001 he was the President and Chief Executive Officer of GEAC. From 1993 to 1999, Mr. Caldwell was the President and Chief Executive Officer of CAE Inc. Mr. Caldwell also serves on the boards of Cognos Inc., Faro Technologies Inc., Rothmans Inc., Parmalat Canada (5), Stelco Inc., SMTC Corporation and Sleeman Breweries Limited.	President and Chief Executive Officer of SMTC Corporation.	2003	-	11,916

Robert A. Young(1) New Canaan, Connecticut United States	Robert Young is the Managing Director of Mirador Capital L.L.C. Formerly, he was Chairman and Chief Executive Officer of Curl Corporation and from 1986 to 1997, was Managing Director with Dillon, Read & Co. Prior to 1986 Dr. Young was President of IBM Instruments. Dr. Young also serves on the boards of Tessera Technologies Inc., Santa Fe Imaging, Inc. (5) and SRC Computers, Inc. (5)	Managing Director, Mirador Capital, L.L.C.	2003	-	11,916

(1)     Member of the Audit Committee.

(2)    Member of the Human Resources and Compensation Committee.

(3)     Member of the Governance and Nominations Committee.

(4)     Lead director of the Board.

(5)     A non-public company.

Except as noted in the biographies set out above, all of the directors of the Company have held their principal occupation as noted opposite their respective names throughout the past five years.

Mr. Caldwell was a director of Mosaic Group Inc. in December 2002 when it obtained a court order under the Companies Creditors Arrangement Act (Canada) (“CCAA”) to initiate the restructuring of its debt obligations and capital structure. Mr. Caldwell is also a director of Stelco Inc. In January 2004, Stelco Inc. obtained a court order under the CCAA to initiate the restructuring of its debt obligations and capital structure. Concurrently, Stelco Inc. made a petition for recognition of the CCAA order and ancillary relief under section 304 of the U.S. Bankruptcy Act.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote FOR the reappointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders and to vote to authorize the directors of the Company to fix the auditors’ remuneration. KPMG LLP have served as auditors of the Company since 1987.

      Audit Fees

Audit fees paid to KPMG LLP totaled U.S.$465,000 (which include audit fees incurred in connection with the preparation of the Company’s base shelf prospectus) in 2004 and U.S.$284,000 in 2003. Audit fees include fees associated with the annual audit of the Company’s consolidated financial statements and annual audits of certain statutory financial statements.

      Audit-Related Fees

Audit-related fees paid to KPMG LLP totaled U.S.$205,000 in 2004 and U.S.$107,000 in 2003. These audit-related fees include fees associated with interim review procedures performed in connection with the Company’s quarterly reports and other accounting advisory and assistance services.

      Tax Fees

Fees paid to KPMG LLP for tax services, including tax compliance, tax advice and tax planning, totaled approximately U.S.$190,000 in 2004 and U.S.$195,000 in 2003.

      All Other Fees

Fees paid to KPMG LLP for other services not described above totaled U.S.$420,000 in 2004 and U.S.$845,000 in 2003. These fees related to services provided to the legal counsel retained by the Board of Directors in connection with the notice of hearing filed by staff of the Ontario Securities Commission in January 2003.

APPROVAL OF THE CONTINUANCE OF THE COMPANY UNDER THE CBCA

The Company is currently governed, as to matters of corporate law, by the Business Corporations Act (Ontario) (the “OBCA”). A company subject to the OBCA may, if authorized by a special resolution of the shareholders of the Company and the Ontario Ministry of Consumer and Business Services, apply under the Canada Business Corporations Act (the “CBCA”) for a certificate of continuance under the CBCA. Shareholders are being asked to approve the continuance of the Company under the CBCA (the “Continuance”). Upon the issuance of a certificate of continuance in respect of the Company, the OBCA will cease to apply to the Company and the CBCA will become applicable to the Company as if it has been incorporated under the CBCA.

      Reasons for Continuance

The principal reason for continuing the Company under the CBCA is to enable the Company to benefit from the more flexible corporate procedures provided for in the CBCA, amongst which are provisions which require the number of directors who must be resident Canadians to be at least 25% of the number of directors elected. Currently, as a company governed by the OBCA, a majority of the Company’s directors are required to be resident Canadians. By continuing under the CBCA, the Board believes that the Company will be able to draw from a broader pool of candidates than is currently possible in the event that additional directors are to be nominated for election in the future.

The Company is a global company with development and sales operations around the world. Customers and potential customers of the Company exist throughout the world. Management of the Company believes that the international nature of the Company’s business requires that the Company have the flexibility to elect or appoint directors based on merit without the requirement that a majority of directors be resident Canadians. If the Continuance is approved and the Company is continued under the CBCA, in addition to the residency requirements of the CBCA, the Company will continue to be required to have at least two Canadian directors under the rules of the Toronto Stock Exchange.

A summary comparison of the difference between the OBCA and the CBCA is set out in Schedule A.

Shareholders will be asked to pass the following special resolution authorizing and approving the Continuance:

      BE IT RESOLVED THAT:

(a)	the continuance (the “Continuance”) of ATI Technologies Inc. (the “Company”) from a corporation existing under the Business Corporations Act (Ontario) to a corporation existing under the Canada Business Corporations Act (the “CBCA”) is hereby approved;

(b)	the Company is hereby authorized to prepare and file articles of continuance (the “Articles of Continuance”) substantially in the form of the Company’s current articles of incorporation, as amended (the “Articles”) subject to any amendments necessary to comply with the provisions of the CBCA, and upon the issuance of a certificate of continuance continuing the Company under the CBCA, the Articles shall be replaced in their entirety by the Articles of Continuance;

(c)	the directors of the Company are authorized to abandon the Continuance without further approval of the shareholders if, in the opinion of the directors, abandonment of the Continuance is in the best interest of the Company; and

(d)	any director or officer of the Company is hereby authorized to execute and deliver and to do all such other acts and things as such director or officer may determine to be necessary or advisable in connection with the Continuance, including, without limitation, the execution and delivery of the Articles of Continuance.

To be approved, the Continuance must be passed by at least two-thirds of the votes cast in person or by proxy at the Meeting. The Board believes that the Continuance is in the best interests of the Company and unanimously recommends that shareholders vote in favour of the resolution approving the Continuance. Unless instructed in the form of proxy to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the Continuance.

      Dissent Rights

Under the provisions of the OBCA, registered shareholders of the Company will be entitled to exercise dissent rights in connection with the approval of the Continuance. In addition to any other rights that shareholders of the Company may have, when the Continuance becomes effective, registered shareholders who comply with the dissent procedures under section 185 of the OBCA will be entitled to be paid the fair value of the common shares in respect of which they have dissented, determined as at the close of business on the day before the special resolution approving the Continuance is adopted.

The dissent procedures provided by section 185 of the OBCA is summarized in Schedule B and the text of section 185 of the OBCA is set out in Schedule C. Shareholders who wish to dissent are referred to these Schedules. A shareholder may only exercise the right to dissent under section 185 of the OBCA in respect of common shares which are registered in that shareholder’s name. Failure by a dissenting shareholder to adhere strictly to the requirements of section 185 of the OBCA may result in the loss of such dissenting shareholder’s rights under that section.

APPROVAL OF A NEW GENERAL BY-LAW

In conjunction with the Continuance, the Board has passed a resolution adopting, upon the effective date of the Continuance, a new general by-law of the Company (the “CBCA By-law”), being a by-law relating generally to the regulation of the business and affairs of the Company. The CBCA By-law will repeal all other by-laws of the Company that are in force upon the effective date of the Continuance. The full text of the CBCA By-law is set out in Schedule D. In general, the CBCA By-law has been drafted to effect certain procedural changes relating to the business and affairs of the Company deemed necessary by the Board in order to be consistent with the provisions and limitations of the CBCA.

Shareholders are being asked to confirm the CBCA By-law approved by the Board. The CBCA By-law will only be adopted in the event that shareholders approve the Continuance and the Continuance becomes effective. The resolution to confirm the CBCA By-law must be passed by a simple majority of the votes cast in person or by proxy at the Meeting. The Board believes that the adoption of the CBCA By-law upon the completion of the Continuance is in the best interests of the Company and unanimously recommends that shareholders vote in favour of the resolution confirming the CBCA By-law. Unless instructed in the form of proxy to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the confirmation of the CBCA By-law.

APPROVAL OF AMENDMENTS TO THE COMPANY’S SHARE OPTION PLAN

The Company has adopted a share option plan (the “Option Plan”) pursuant to which options to purchase common shares may be granted at the discretion of the Board to employees and officers of the Company and designated affiliates of the Company (the “Optionees”). The Option Plan is more fully described under the heading “Equity Plans – Share Option Plan” below.

At the Meeting, shareholders will be asked to vote on two resolutions approving certain amendments to the Option Plan, described in detail below, that will (a) replenish the number of common shares available for issuance upon the exercise of options to be granted under the Option Plan in the future by 11,972,871 common shares so that the maximum aggregate number of common shares issuable under the Option Plan and the Company’s restricted share unit plans returns to the level last approved by shareholders; and (b) provide the Board with the discretion to award tandem stock appreciation rights (“SARs”) to Optionees for exercise in lieu of options.

   Replenishment of the Number of Common Shares Reserved for Issuance under the Option Plan

The Company is proposing to amend the Option Plan to replenish the number of treasury common shares available for issuance (the “Replenishment”). Currently, the aggregate number of common shares available for issuance from treasury under the Option Plan or pursuant to other share compensation arrangements established by the Company (i.e., the Company’s restricted share unit plans (“RSU Plans”) described under the heading “Equity Plans – Restricted Share Unit Plans”) is limited to 47,000,000 common shares, representing approximately 18.7% of the common shares currently issued and outstanding. The proposal, if approved, would not increase the aggregate number of common shares available for issuance under the Option Plan and the RSU Plans from the level last approved by shareholders.

During the period from November 23, 2002 (the date on which the approval of the current maximum number of common shares available for issuance under the Option Plan was based) to December 1, 2004, 11,972,871 common shares have been issued upon the exercise of options, thereby reducing the number of common shares currently available for issuance from treasury under the Option Plan and the RSU Plans by this same amount. To date, no common shares have been issued or reserved for issuance from treasury under the RSU Plans.

As at December 1, 2004, options to purchase an aggregate of 25,482,958 common shares were outstanding under the Option Plan. No treasury shares have been allocated for issuance pursuant to the Company’s RSU Plans. Accordingly, as at December 1, 2004 only 9,544,171 common shares remain available for the grant of future options under the Option Plan or pursuant to the Company’s RSU Plans.

Shareholders will be asked to approve a resolution to reconstitute the Option Plan to the level last approved by shareholders by replenishing the number of common shares available for issuance under the Option Plan by 11,972,871 common shares. If the Replenishment is approved by shareholders, as at December 1, 2004, options to purchase 25,482,958 common shares will be outstanding and 21,517,042 common shares will remain unissued, for an aggregate of 47,000,000 shares reserved for issuance from treasury under the Option Plan and the Company’s RSU Plans. The Company’s RSU Plans, however, limit the number of shares issuable from treasury thereunder to 3,000,000 common shares.

If shareholders approve the proposed amendment to the Option Plan to authorize the awarding of tandem SARs, as more fully described below, it is likely that, over time, a lower number of common shares will be issued under the Option Plan and, as a result, the frequency with which the Company will need to request future replenishments of the number of common shares available for issuance under the Option Plan may be reduced.

The Board believes that the Replenishment is in the best interests of the Company and unanimously recommends that shareholders vote in favour of the resolution approving the Replenishment. To be effective, the resolution approving the Replenishment must be passed by a majority of the votes cast in person or by proxy at the Meeting. Unless instructed in the form of proxy to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the approval of the Replenishment.

      Tandem Stock Appreciation Rights

The Company is also proposing to amend the Option Plan to provide the Board with the discretion to award tandem SARs in connection with all or a portion of the existing and future options granted under the Option Plan (the “Tandem SARs Amendment”). Tandem SARs provide an Optionee with the right to surrender vested options for termination in return for common shares with a market value equal to the net proceeds that the Optionee would have otherwise received had such Optionee exercised the vested options and immediately sold the underlying common shares.

For example, if awarded tandem SARs, an employee could realize value on 100 options having an exercise price of $20.00 at a time when the market price of the Company’s common shares is $25.00 by either (a) paying the Company $2,000 to exercise the options, receiving 100 common shares and immediately selling these shares for gross proceeds of $2,500, thereby realizing a profit of $500; or (b) exercising the corresponding tandem SAR and receiving (and immediately selling) 20 common shares with a market value of $500. In both circumstances, the employee would receive $500, however, by exercising tandem SARs, only 20 shares are issued from treasury rather than the 100 shares that would be issued upon exercise of the option.

By way of further illustration, if all non-U.S. employees had exercised tandem SARs in lieu of Options throughout the 2004 financial year, the number of common shares issued would have decreased from 4,242,406 common shares to 1,890,474 common shares, a reduction of approximately 55%.

When tandem SARs are exercised, the corresponding options will be terminated and the underlying common shares, less the number of common shares issued upon the exercise of the tandem SARs, will be available for issuance upon the exercise of future options, tandem SARs or RSUs granted under the Company’s share incentive plans, as is currently the case for options which expire or are otherwise surrendered or terminated without having been exercised.

The Board recommends voting in favour of the Tandem SARs Amendment because the awarding of tandem SARs is expected to reduce the dilution currently anticipated in connection with the exercise of options. Since it is likely that most Optionees who are awarded tandem SARs will exercise such SARs in lieu of their options, a lower number of common shares would be issued and the need for further replenishments of the number of common shares reserved for issuance under the Option Plan may be reduced.

Subject to the approval of the Tandem SARs Amendment by shareholders, the Board will be authorized, in its discretion, to award tandem SARs in connection with both existing options and options to be granted in the future. Subject to the discretion of the Board, the Company anticipates that, initially, employees and officers who are either Canadian residents or non-U.S. residents who do not file U.S. tax returns will be awarded tandem SARs in connection with all future option grants and all options granted by the Company on or after September 1, 2002. At a later date, the Board may, in its discretion, award tandem SARs in connection with all or a portion of the options granted on or after September 1, 2002 to U.S. resident employees and officers and any other Optionees who file U.S. tax returns, pending the outcome of the guidance that is anticipated to be provided by the U.S. Treasury Department to assist employers in their compliance with new restrictions for non-qualified deferred compensation contained in the American Jobs Creation Act of 2004.

Beginning with the first quarter of fiscal 2005, the Company will use the fair value method to expense the compensation cost associated with options granted to employees on or after September 1, 2002. Under this method, the fair value of an option is estimated using an option pricing model (i.e., Black-Scholes) and is then recognized as an expense over the vesting period of the option. The awarding of tandem SARs on options granted on or after September 1, 2002 is not expected to have an impact on the estimated fair value of such options. Currently, if the Board, in its discretion, were to award tandem SARs in connection with options granted prior to September 1, 2002, the Company would be required to recognize an expense relating to these options. The amount of this expense could be significant, depending on the number of tandem SARs awarded by the Board in connection with options granted prior to September 1, 2002 and the estimated value of such options. Over time, however, this expense could decrease as a result of the ongoing exercise and termination of options granted prior to September 1, 2002. Accordingly, the grant of tandem SARs in respect of options granted prior to September 1, 2002 will be dependent upon the Board’s assessment of the expense that would be incurred as a result.

The Company will not receive any cash upon the exercise of tandem SARs. In fiscal 2004, the Company received U.S.$56.5 million as a result of the exercise of options. The Company currently has significant cash balances of approximately U.S.$600 million and generates additional cash flow through its ongoing operations. As a result, the Tandem SARs Amendment is not anticipated to adversely affect the Company’s cash resources and it should reduce dilution.

The Board believes that the implementation of the Tandem SARs Amendment is in the best interests of the Company and shareholders and unanimously recommends that shareholders vote in favour of the resolution approving the Tandem SARs Amendment. As required by the Toronto Stock Exchange, to be effective, the resolution approving the Tandem SARs Amendment must be passed by a simple majority of the votes cast in person or by proxy at the meeting. Unless instructed in the form of proxy to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the approval of the Tandem SARs Amendment.

EQUITY PLANS

The Company has established the Option Plan, three RSU Plans and a share purchase plan (the “Share Purchase Plan”) which are designed to encourage all eligible employees, officers and directors of the Company to align their interests directly to those of shareholders and allow the Company to maintain competitive compensation programs that enable it to attract and retain employees in the high-tech sector where such compensation programs are standard. The material terms of each of the Option Plan, RSU Plans and Share Purchase Plan are described below.

      Share Option Plan

Under the Option Plan, employees and officers of the Company are eligible to receive stock options. Approximately 2,500 employees of the Company have been awarded stock options pursuant to the Option Plan (representing approximately 83% of the Company’s employees). Non-executive directors are no longer permitted to receive options and no options have been granted to non-executive directors in the past two years. Four directors currently hold an aggregate of 295,000 previously granted options.

Subject to the requirements of the Option Plan, the Board of Directors has the authority to select those employees and officers to whom options are granted, the number of options granted to each individual and the price at which the common shares may be purchased. The exercise price for purchasing common shares under the Option Plan is not less than the weighted average of the trading prices of the common shares on the Toronto Stock Exchange or the NASDAQ Stock Market for the five trading days preceding the date on which the Board of Directors determines that the grant of the option is to be effective. Options vest in accordance with terms determined by the Board. The options granted pursuant to the Option Plan are not transferable and have a maximum term of seven years. Options may not be repriced without shareholder approval.

The Option Plan also provides that the number of common shares reserved for issuance and which may be issued within a one-year period, pursuant to options granted to insiders (as defined in the Securities Act (Ontario)) pursuant to the Option Plan and all other share compensation arrangements established by the Company is limited to 10% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period. Furthermore, the number of common shares which may be issued within a one-year period to any one insider and such insider’s associates (as defined in the Securities Act (Ontario)) pursuant to the Option Plan and all other share compensation arrangements is limited to 5% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period.

On termination of employment, for any reason except involuntary termination without cause all unvested options are forfeited and vested options may be exercised for a period of 60 days following termination. Upon involuntary termination without cause, the Company may, at its discretion, permit a participant’s options to continue to vest during any statutory or common law severance period or any period of reasonable notice required by law. Vested options may be exercised up to 60 days following such severance or notice period. Upon the death of a participant, all options immediately vest and may be exercised by the deceased participant’s estate for a period of six months following death.

A total of 8,639,607 options were granted in fiscal 2004, of which 7,421,607 options were granted to employees and 1,218,000 options were granted to officers. Overall, 25,482,958 options are currently outstanding, of which 21,390,939 are held by employees who are not officers or directors.

If the Replenishment is approved by shareholders, there will be 47,000,000 common shares (currently representing 18.7% of the Company’s issued and outstanding common shares) available for issuance upon the exercise of options, of which 25,482,958 are reserved to be issued pursuant to options that have already been granted (currently representing 10.1% of the Company’s issued and outstanding common shares). 21,517,042 common shares (currently representing 8.6% of the Company’s issued and outstanding common shares) will be available to be issued pursuant to the exercise of options that may be granted under the Option Plan in the future or, in certain circumstances, pursuant to the vesting of RSUs as described below.

The Option Plan is the only share compensation arrangement under which the Company may grant options. In connection with the Company’s acquisition of ArtX, Inc. (“ArtX”) in April of 2000, as part of the acquisition terms, the Company assumed all options outstanding under ArtX’s 1997 Equity Incentive Plan (the “ArtX Plan”). As at December 1, 2004, under the ArtX Plan, options to purchase 1,041,879 common shares of the Company were outstanding. No further options may be granted under the ArtX Plan.

      Restricted Share Unit Plans

In October 2003, the Company announced the adoption of plans to grant RSUs as part of the Company’s overall stock-based compensation plan. The RSU Plans allow participants to earn actual shares (or, for non-North American participants, the cash equivalent) of the Company over time, rather than options that give employees the right to purchase stock at a set price.

The RSU Plans include: a plan for Canadian employees and directors (the “Canadian Plan”), a plan for U.S. employees and directors (the “U.S. Plan”), and a plan for all other employees and directors (the “Global Plan”). In accordance with the terms of the RSU Plans, the Board of Directors approves which employees and directors are entitled to participate in the respective plan (the “participants”) and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to an account that is established on their behalf and maintained in accordance with the respective RSU Plan. Each RSU awarded conditionally entitles the participant to the delivery of one common share (or cash in lieu of such share under the Global Plan) upon attainment of the RSU vesting period. RSUs awarded to participants vest in accordance with terms determined by the Board. RSUs are non-transferable and have a maximum term of the end of the third calendar year after the date of grant.

At last year’s annual meeting, shareholders provided the Company with the discretion to satisfy RSUs through the issuance of treasury shares and confirmed that the common shares reserved for issuance under the Option Plan may, alternatively, be issued under the RSU Plans. At the time that any RSUs are granted under the Canadian Plan and the U.S. Plan, the Board must determine whether the common shares to be delivered to participants upon the vesting of such RSUs will be purchased in the open market, issued from treasury or obtained from a combination of market purchases and treasury issuances. Under the Global Plan, the Board must determine whether participants will receive cash or treasury shares (or a combination of both) upon the vesting of RSUs. Shares from treasury are issued from the pool of common shares that are available to be issued under both the Option Plan and the RSU Plans. If the Replenishment is approved by shareholders, a maximum of 47,000,000 common shares will be available to be issued pursuant to the Option Plan and the RSU Plans, of which only a maximum of 3,000,000 common shares may be issued from treasury under the RSU Plans (currently representing 1.2% of the Company’s issued and outstanding common shares). Currently, none of the common shares to be delivered upon the vesting of previously granted RSUs will be issued from treasury.

The RSU Plans also provide that the number of common shares reserved for issuance and which may be issued within a one-year period, pursuant to RSUs granted to insiders (as defined in the Securities Act (Ontario)) pursuant to the RSU Plans and all other share compensation arrangements established by the Company is limited to 10% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period. Furthermore, the number of common shares which may be issued within a one-year period to any one insider and such insider’s associates (as defined in the Securities Act (Ontario)) pursuant to the RSU Plans and all other share compensation arrangements is limited to 5% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period.

On termination of employment for any reason, all unvested RSUs are forfeited. At the Company’s discretion, upon involuntary termination without cause, a participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law. Upon the death of a participant, all unvested RSUs are immediately vested and distributed to the participant’s estate.

If the common shares to be delivered upon the vesting of RSUs are purchased in the market instead of issued from treasury, under the Canadian Plan, after RSUs are awarded to participants and prior to vesting, the Company will provide funds to a trust established for the purpose of purchasing on the market, and holding in trust, common shares to be delivered to Canadian participants in exchange for RSUs once the applicable vesting period has been met. Similarly, under the U.S. Plan, the Company will provide funds to a U.S. broker, who will purchase common shares for delivery to a custodian to be held on behalf of U.S. participants pending satisfaction of the applicable RSU vesting period. Under the Global Plan, once an RSU vests, if common shares are not to be issued from treasury, the participant under the Global Plan is only entitled to receive a cash payment from the Company equal to the number of RSUs awarded to such participant multiplied by the weighted average trading price of the common shares on the NASDAQ Stock Market over the five trading days immediately preceding the relevant vesting date.

As noted in last year’s management information circular, in October 2004, the Company awarded a total of 1,556,239 RSUs to approximately 1,500 employees (representing less than 6/10 of 1% of the current issued capital of the Company) in lieu of certain option grants for fiscal 2003. Of these RSUs, 953,931 RSUs have been awarded under the Canadian Plan, 513,962 RSUs have been awarded under the U.S. Plan and 88,346 RSUs have been awarded under the Global Plan. An aggregate of 1,304,239 RSUs have been awarded to employees (excluding officers) and 252,000 RSUs have been awarded to officers. No RSUs have been awarded to members of the Board of Directors. All RSUs awarded to employees and officers vest over a period of three years, with one-third of the RSUs awarded to each employee or officer vesting on each of the first three anniversaries of the grant.

RSUs will be accounted for as a compensation expense under the fair value method of accounting.

      Share Purchase Plan

The Company established the Share Purchase Plan to provide employees with an opportunity to purchase common shares of the Company, furthering participants’ alignment with the interests of shareholders and allowing them to share in the financial success to which they contribute. Under this plan, the Company contributes $l.50 for every $9.00 contributed by an employee to acquire common shares of the Company. The Share Purchase Plan is currently available to employees in Canada and the United States.

      Equity Compensation Plan Information

The following table outlines certain information relating to the securities authorized for issuance under the Company’s equity plans as at August 31, 2004.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)

Equity plans approved by
securityholders
Option Plan(1)	26,279,066	Cdn.$15.59	10,225,054	(3)
RSU Plans(2)	--	--	3,000,000	(3)

Equity plans not approved by
securityholders
ArtX Plan	1,605,061	Cdn.$0.43	--

Total	27,884,127	Cdn.$14.72	10,225,054

(1)    The material features of the Option Plan and the ArtX Plan are described above under the heading “Equity Plans – Share Option Plan”.

(2)     The material features of the RSU Plans are described above under the heading “Equity Plans – Restricted Share Unit Plans”.

(3)     As at August 31, 2004, 10,225,054 common shares were available for issuance under the Option Plan, however, up to 3,000,000 of these shares may be issued under the RSU Plans instead.

STATEMENT OF EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during each of the last three fiscal years by the Company’s current and former Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company. All amounts in the following Summary Compensation Table are expressed in United States dollars unless otherwise specified. This is consistent with the Company’s financial reporting.

Summary Compensation Table
 (All dollar amounts are stated in U.S. Dollars)

		Annual Compensation				Long Term Compensation

						Awards				Payouts

Name and Principal Positions	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)(1)		Securities Under Options/ SARs Granted (#)		Shares or Units Subject to Resale Restrictions ($)		LTIP Payouts ($)	All Other Compensation ($)

K.Y. Ho(2)(3)	2004	225,444	262,850	--		--		--		--	--
Chairman and Former Chief	2003	185,625	116,016	--		--		--		--	--
Executive Officer	2002	188,946	70,180	--		--		--		--	--

David Orton(2)(3)(4)	2004	383,333	641,000	--		250,000		--		--	--
Chief Executive Officer	2003	300,000	200,000	95,698	(5)	--		--		934,037 (6)	--
and President	2002	300,000	145,000	133,065	(5)	350,211	(6)	--		--	--

Terry Nickerson(3)	2004	199,593	172,730	--		--		--		--	--
Senior Vice President,	2003	167,932	91,125	--		--		206,388	(7)	--	--
Finance and Chief	2002	149,194	51,040	--		50,000		--		--	--
Financial Officer

Rick Bergman(4)	2004	298,033	260,000	--		70,000		--		--	--
Senior Vice President,	2003	280,000	210,000	--		--		347,280	(8)	--	--
Marketing, General	2002	278,333	80,000	--		60,000		--		--	--
Manager,
Desktop Business

Rick Hegberg(4)(9)	2004	350,000	267,000	--		50,000		--		--	--
Senior Vice President,	2003	251,955	122,000	--		250,000		--		--	--
Worldwide Sales	2002	--	--	--		--		--		--	--

Adrian Hartog(3)	2004	240,898	195,260	--		80,000		--		--	--
Senior Vice President,	2003	202,500	74,2505	--		--		464,373	(10)	--	--
Consumer Business, Chief	2002	202,500	4,230	--		90,000		--		--	--
Technology Officer

(1)    Perquisites and other personal benefits are not shown if they did not exceed the applicable disclosure threshold of the lesser of: Cdn.$50,000 and 10% of the total annual salary and bonus of the named executive officer for the fiscal year.

(2)     Mr. Ho resigned as Chief Executive Officer on May 31, 2004 and Mr. Orton was appointed as Chief Executive Officer on June 1, 2004.

(3)     Messrs. Ho, Nickerson and Hartog were domiciled in Canada and paid in Canadian dollars. All amounts are expressed in United States dollars converted at the exchange rate of U.S.$0.751 to Cdn.$1.00 (2003 – U.S.$0.675; 2002 – U.S.$0.638) for the year ended August 31, 2004.

(4)     Messrs. Orton, Bergman, and Hegberg were domiciled in the United States and paid in United States dollars.

(5)     Represents amounts forgiven under a note entered into between ArtX and Mr. Orton on May 13, 1999.

(6)     These options were granted pursuant to incentive arrangements implemented in 2002. Following the Company’s successful entry into the specified business arrangements during fiscal 2003, the options became exercisable, subject to vesting, and the first of three incentive payments was made.

(7)     Represents an award of 16,000 RSUs made in October 2003 in respect of the fiscal year ended August 31, 2003, which RSUs are valued at $206,388 based on the market price of the Company’s common shares at the time of the grant and $228,664 as of August 31, 2004. The RSUs vest in three equal instalments over a three year period commencing in October 2004.

(8)     Represents an award of 24,000 RSUs made in October 2003 in respect of the fiscal year ended August 31, 2003, which RSUs are valued at $347,280 based on the market price of the Company’s common shares at the time of the grant and $347,040 as of August 31, 2004. The RSUs vest in three equal instalments over a three year period commencing in October 2004.

(9)     Mr. Hegberg was an employee of the Company for approximately eight months of fiscal 2003.

(10)     Represents an award of 36,000 RSUs made in October 2003 in respect of the fiscal year ended August 31, 2003, which RSUs are valued at $464,373 based on the market price of the Company’s common shares at the time of the grant and $514,495 as of August 31, 2004. The RSUs vest in three equal instalments over a three year period commencing in October 2004.

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in 2004 Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

K.Y. Ho	--	--	--	--	--

David Orton	250,000	2.89	U.S.18.50	U.S.18.50	June 30, 2011

Terry Nickerson	--	--	--	--	--

Rick Bergman	70,000	0.81	U.S.16.88	U.S.16.88	April 1, 2011

Rick Hegberg	50,000	0.58	U.S.16.88	U.S.16.88	April 1, 2011

Adrian Hartog	80,000	0.93	Cdn.22.19	Cdn.22.19	April 1, 2011

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and
Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at August 31, 2004 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at August 31, 2004 ($)(1) Exercisable/Unexercisable

K.Y. Ho	20,000	Cdn.112,800	20,000 / 0	0 / 0

David Orton	--	--	456,967 / 425,106	U.S.5,293,178 / 1,313,295

Terry Nickerson	130,000	Cdn.1,291,638	30,625 / 29,375	Cdn.30,150 / 90,450

Rick Bergman	60,000	Cdn.618,110	155,625 / 9,375	Cdn.1,537,587 / 113,062
			33,750 / 96,250	U.S.47,925 / 37,275

Rick Hegberg	93,700	U.S.1,063,931	50 / 206,250	U.S.499 / 1,559,375

Adrian Hartog	215,000	Cdn.1,935,497	146,875 / 138,125	Cdn.979,875 / 226,125

(1)     Based on the closing price of Cdn.$19.03 and U.S.$14.46 of the Company’s common shares on the Toronto Stock Exchange and the NASDAQ Stock Market, respectively, on August 31, 2004.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No current or former director, executive officer, employee, proposed nominee for election as a director or any associate of any such director or officer or proposed nominee has any indebtedness to, or guaranteed or supported by, the Company or any of its subsidiaries as at December 1, 2004.

COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Human Resources and Compensation Committee oversees and makes recommendations to the Board of Directors on all aspects of compensation payable to the Chief Executive Officer and President of the Company. The Human Resources and Compensation Committee is currently composed of three members of the Board of Directors who are neither employees nor former employees of the Company. During fiscal 2004, the members of the Human Resources and Compensation Committee were as follows: John Caldwell, Paul Russo and James Fleck. The Human Resources and Compensation Committee invites the Senior Vice President, Corporate Services to attend most meetings to provide advice and consultation as required.

REPORT ON EXECUTIVE COMPENSATION

The executive compensation policy of the Company is designed to remunerate the Company’s executives with compensation that is competitive in the high-tech market place in which the Company operates and sources talent, with a particular emphasis on comparable hardware and semiconductor companies. Secondary comparisons are also made to comparably-sized (considering annual revenue and total number of employees) companies across a wide range of industries to ensure the Company’s pay programs are also competitive with the broad marketplace, especially for positions recruited from outside the high-tech marketplace. The total compensation package for executives is targeted at the 67th percentile of the applicable comparator group in the country which the executive resides and is comprised of a base salary and variable (at-risk) pay consisting of short term and long term incentives.

Executives are eligible to earn annual performance-based bonuses and be granted stock options and RSUs at the sole discretion of the Company. These incentive plans are intended to motivate executives to meet and exceed individual objectives and pre-established corporate financial objectives, as well as to align the financial interests of the executives with the financial interests of the shareholders of the Company. Consistent with the high-tech market place, an emphasis is placed on variable (at-risk) long-term incentives as a means of achieving these objectives.

Executives are also eligible for Company benefits consistent with other non-officer employees. The Company does not have an employee or executive pension plan.

The Human Resources and Compensation Committee (the “Committee”) reviews and assesses the competitiveness and appropriateness of the compensation arrangements of the Chairman and Chief Executive Officer and President and makes a recommendation regarding this compensation package to the Board for approval. In conducting the review, the Committee considers, among other things, individual performance assessments undertaken by the Committee, the Company’s performance, the alignment with and balance between short and longer-term performance goals, the value of incentive awards paid to similar positions in comparable companies and previous incentive awards. The Committee also reviews the Chief Executive Officer and President’s recommendations regarding the compensation package of the Company’s other executive officers. The Committee uses the services of an independent external compensation consultant to review the competitiveness of compensation arrangements and to assist in the development of new compensation programs.

      Salary

Salaries for each of the Company’s executive officers is targeted at the median of the applicable comparator group. Actual salaries take into consideration the individual’s position and responsibilities in the Company, the individual’s contribution to the Company’s performance and amounts paid by companies in the same industry for comparable positions.

      Annual Bonus

As noted above, each executive officer of the Company has an opportunity to earn an annual performance bonus. Generally, the target bonus for each executive is expressed as a percentage of base salary and is commensurate with bonuses which are competitive in the industry for the position. Any bonus that is paid is based on individual performance and the achievement by the Company of specific pre-set financial metrics.

Annually, the specific financial metrics are established by the Chief Executive Officer and President for review by the Committee and, if approved at this level, are recommended for approval by the Board of Directors. In fiscal 2004, the Board of Directors approved specific earnings per share (“EPS”) targets and payout levels indicative of overall Company performance. The total annual executive bonus pool is funded proportionate to the Company’s performance relative to these financial metrics. No bonuses are paid if the Company’s performance is more than 25% below the targeted level of EPS performance. The bonus pool is increased on a pro-rated basis if the Company’s EPS performance target is exceeded, with a maximum bonus pool of 200% of the sum of target awards. The bonus payable to each executive officer, including the Chief Executive Officer and President, is based on the individual’s proportionate share of the total bonus pool subject to adjustment upward or downward by an individual performance factor reflective of the executive’s achievement of specific individual performance goals set and assessed by the Chief Executive Officer and President.

      Long Term Incentives

The Company has established the Option Plan, the RSU Plans and the Share Purchase Plan, which are designed to encourage all eligible employees, officers (including executive officers) and directors of the Company to align their interests directly with those of shareholders and to benefit shareholders by allowing the Company to attract and retain employees in the competitive high-tech sector where such compensation activities are standard. Details of the Company’s incentive plans are set out above under the heading “Equity Plans.”

The Committee is responsible for establishing and monitoring the overall policy for the Option Plan, the RSU Plans and Share Purchase Plan. This responsibility includes the consideration of proposed option and RSU grants, as required, and the making of appropriate recommendations to the Board of Directors for approval. The Committee has specific responsibility for reviewing the proposed grants of stock options and/or RSUs to executive officers of the Company.

The number of stock options and/or RSUs granted to executive officers is based upon the same performance factors as are relevant in setting the salary and annual bonus of executive officers. In addition, the amount and terms of outstanding options and RSUs are considered when determining new grants for executives and all employees.

      Chief Executive Officer’s Compensation

Mr. Ho was one of the founders of the Company in 1985 and served as its Chief Executive Officer from August 1986 to May 31, 2004. The Committee was responsible for recommending Mr. Ho’s 2004 salary, bonus and other share based awards. Mr. Ho elected to receive a salary significantly below levels paid to other chief executive officers in the industry. For fiscal 2004, Mr. Ho’s bonus was based on the same level of achievement of the same EPS target set for all of the executive officers. Based on the level of achievement of the Company, Mr. Ho was awarded a bonus of U.S.$262,850 for fiscal 2004.

Mr. Orton has served as the Company’s President since April 2000 and was appointed as Chief Executive Officer on June 1, 2004. The Committee is responsible for recommending Mr. Orton’s salary, bonus and any stock options or other share based equity awards. Following a comprehensive review with an independent external compensation consultant, the Committee increased Mr. Orton’s salary from U.S.$350,000 to U.S.$500,000 effective upon his appointment as Chief Executive Officer. This new salary level is between the 50th and 67th percentiles of the selected comparator group consisting of select U.S. technology companies, primarily in the semi-conductor industry.

Effective upon his appointment as Chief Executive Officer, Mr. Orton became eligible for an increase in his target bonus level as a percentage of base salary. For fiscal 2004, Mr. Orton’s target bonus was pro-rated to reflect the portions of the year during which he was appointed as the Chief Operating Officer and Chief Executive Officer of the Company. Mr. Orton’s bonus is based on the achievement of the same EPS target set for all executive officers. Based on the corporate performance factor, which significantly exceeded the EPS target, as well as the Committee’s assessment of individual performance objectives, Mr. Orton was awarded a bonus of U.S.$641,000 for fiscal 2004.

The Committee also granted 250,000 stock options to Mr. Orton upon his appointment as Chief Executive Officers. The size of the stock option grant considered a number of factors, including Mr. Orton’s appointment as Chief Executive Officer, the amount and value of compensation provided to Mr. Orton in the past, including stock options and other long-term incentives, Mr. Orton’s current level of shareholdings and the amount of options available for grant to all employees under the Option Plan.

Under incentive arrangements implemented in 2002, the Company’s Chief Executive Officer and President, among others, participates in a performance-based incentive which was conditional upon the Company being successful in entering into specified business arrangements with a third party during the fiscal year ended August 31, 2003. The Committee believes that achievement of certain pre-determined milestones relating to the third party arrangements is consistent with the long-term objectives of the Company. The incentive payable to Mr. Orton consists of (i) cash payments of U.S.$934,037 payable upon achievement of each of three specified milestones (relating to the third party arrangements) over an estimated period of three years, and (ii) options to purchase up to 350,211 common shares of the Company granted under the Option Plan at an exercise price of U.S.$6.96 per share. During fiscal 2003, the Company successfully entered into the third party arrangements and, as a result, the first of the three potential incentive payments was made and the options became exercisable subject to vesting requirements. No incentive payments were made during fiscal 2004 in respect of this arrangement.

The foregoing Report on Executive Compensation was submitted by the members of the Committee – John Caldwell, Paul Russo and James Fleck.

COMPENSATION OF DIRECTORS

In 2003, Directors’ compensation was reviewed in the context of best practices in order to better align director interests with shareholder interests. A competitive benchmark analysis on directors’ compensation for high-tech companies in both Canada and the United States was completed with an independent consulting firm. As a result of the review, it was determined that compensation for directors of the Company should be targeted at the 50th percentile of the U.S. technology comparator group. In 2004, the Board reviewed and confirmed the following annual compensation package for non-management directors that was first implemented in 2003:

Board Member Retainer:	$25,000 per annum and 6,500 deferred share units (“DSUs”, described below)
Committee Member Retainer:	$3,000 per annum
Board and Committee Meeting Fee:	$1,500
Lead Director Retainer:	$25,000 and 1,625 DSUs
Audit Committee Chair Retainer:	$7,500
Other Committee Chair Retainer:	$3,000
Initial Award for New Directors:	3,250 DSUs

The cash portion of retainers and fees is payable in the currency of the director’s country of residence. Related expenses incurred by directors are reimbursed by the Company. The annual compensation package for directors is reviewed on an annual basis.

The deferred share unit plan (the “DSU Plan”) has been established for non-management directors. A DSU is a unit equivalent in value to one common share of the Company based on the five day average trading price of the Company’s common shares on the NASDAQ Stock Market (the “Weighted Average Price”) immediately prior to the date on which the value of the DSU is determined. DSUs may not be redeemed until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Company throughout the director’s period of Board service. On termination or retirement from the Board, the director will be unable to redeem DSUs during the six month period following their departure from the Board. DSUs must however, be redeemed within the maximum time period allowed by Canada Revenue Agency (i.e., by the end of December in the year following the year of departure from the Board). Upon redemption, the Company will make a cash payment equal to the number of DSUs held multiplied by the Weighted Average Price as of the redemption date. No common shares are issuable or may be acquired by directors under the DSU Plan.

The initial DSU award for newly appointed directors noted above is in addition to the annual DSU retainer and is subject to a one year vesting requirement. Annual retainers in the form of DSUs will be pro-rated for directors appointed between annual meetings, based upon the number of months of service during the twelve months ending January 31.

Non-executive directors are no longer permitted to receive options and no options have been granted to non-executive directors in the past two years. Four directors currently hold an aggregate of 295,000 previously granted options.

To further ensure that directors’ compensation is aligned with shareholders’ equity, share ownership guidelines have been adopted. Directors are required to own at least U.S.$350,000 in Company shares and/or DSUs. For purposes of these guidelines, the value of the shares or DSUs will be based on the higher of current market value and the acquisition value. To facilitate the establishment of these ownership guidelines, current directors and subsequently any new directors will be allowed to accumulate the requisite amount of Company shares and/or DSUs over a three year period. Once the ownership guidelines have been met, the director will have the option to receive their annual DSU grant in RSUs issued under the Company’s RSU Plans.

DIRECTORS AND OFFICERS INSURANCE

Directors and officers are insured against liability in their capacity as directors and officers under coverage maintained by the Company. The total coverage has a liability limit of U.S.$30,000,000 comprised of U.S.$10,000,000 of primary coverage and U.S.$20,000,000 in excess coverage with a deductible of U.S.$10,000,000 (each loss). During fiscal 2004, the annualized premium was approximately U.S.$2,100,000. No amount of the premium is paid by the directors or officers.

INVESTMENT PERFORMANCE GRAPH

The following graph shows a five year comparison of the percentage change in the Company’s cumulative total shareholder return on Cdn.$100 invested in its common shares on August 31, 1999 with the cumulative total return of the TSX/S&P Composite Index over the same period.

Cumulative Value of a Cdn.$100 Investment

	Aug. 31/99	Aug. 31/00	Aug. 31/01	Aug. 31/02	Aug. 31/03	Aug. 31/04

TSX/S&P	100	163.42	109.00	99.05	114.81	130.30

ATI	100	79.66	80.23	51.69	118.08	107.51

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In fiscal 2003, the Company undertook a significant review of its corporate governance policies and practices. This review resulted in the adoption and implementation of a number of initiatives, including:

•	a written mandate for the Board of Directors (the “Board Mandate”);

•	a set of corporate governance guidelines (the “Governance Guidelines”);

•	a written mandate for the Compensation Committee (the “Compensation Committee Mandate”);

•	a charter for the Governance and Nominations Committee (the “Governance and Nominations Committee Charter”); and

•	a Code of Ethics.

The Company’s new governance policies and practices were noted in the September 2004 Globe and Mail annual review of corporate governance practices, which recognized the Company as one of the top five “most improved” companies from the year before.

During 2004, the Company continued to build on the strong governance foundation built in 2003 by continuing to review its policies and procedures with a view to adopting best practices where appropriate. In this regard, in fiscal 2004, the Board of Directors adopted:

•	a revised corporate disclosure policy;

•	revised stock trading guidelines;

•	a revised charter for the Audit Committee (the “Audit Committee Charter”) (attached as Schedule E); and

•	policies on the pre-approval of non-audit services and the treatment of complaints.

In 2004, Dr. Fleck, in his capacity as lead director, undertook an assessment of the Board, its committees and individual directors as further described under the heading “Governance and Nominations Committee” below.

The Company is subject to many provisions of the Sarbanes-Oxley Act of 2002 (“SOX”) and related rules of the U.S. Securities and Exchange Commission, rules of the Canadian Securities Administrators regarding audit committees and the certification of certain annual and interim filings (the “CSA Rules”) and the governance standards of the NASDAQ stock market (the “NASDAQ Rules”). The Company is also subject to the corporate governance guidelines set out in The Toronto Stock Exchange Company Manual (the “TSX Guidelines”). The Company’s annual disclosure of its approach to corporate governance with references to the TSX Guidelines is set out in Schedule F. It should be noted that the Canadian Securities Administrators have published proposed corporate governance guidelines and disclosure requirements that will, once finalized, replace the TSX Guidelines; at the time of printing of this Circular however, these proposals were not yet finalized. The Company continues to review its corporate governance policies and practices in view of these proposals and to reflect best practices.

BOARD AND COMMITTEE MEETINGS

The Board of Directors meets regularly to review the business operations and financial results of the Company. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company. Dr. Fleck, an unrelated and independent director, serves as lead director of the Board. As the lead director, Dr. Fleck chairs all meetings and reviews the agenda for each Board meeting with management. The Board of Directors also functions independent of management by holding in camera executive sessions without management present at scheduled quarterly meetings. During the fiscal year ended August 31, 2004, the number of Board and committee meetings held and the attendance of directors at these meetings was as follows:

•	14 Board meetings;

•	5 Audit Committee meetings;

•	5 Human Resources and Compensation Committee meetings; and

•	3 Governance and Nomination Committee meetings.

Director	Board Meetings	Committee Meetings(1)

K.Y. Ho	12 of 14	--

Alan Horn	13 of 14	6 of 6

James Fleck	14 of 14	11 of 11

Paul Russo	13 of 14	6 of 6

Ronald Chwang	14 of 14	3 of 3

John Caldwell(1)	9 of 10	10 of 11

Robert Young(1)	10 of 10	4 of 4

(1)    Messrs. Caldwell and Young joined the Board on October 2, 2003 and the composition of each of the committees was changed as of this date.

BOARD MANDATE

The Board of Directors adopted the Board Mandate in fiscal 2003 to confirm and enhance the Board’s ongoing duty and responsibility for stewardship of the Company. The Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board of Directors generally discharges its responsibilities either directly or through the Audit Committee, Human Resources and Compensation Committee and the Governance and Nominations Committee. Specific responsibilities of the Board of Directors set out in the Board Mandate include:

•	Appointing Management – including final approval of all senior management appointments and their compensation and the oversight of succession planning programs;

•	Strategic Planning – including the review and approval of the Company’s business, financial and strategic plans;

•	Monitoring of Financial Performance – including the review of the Company’s ongoing financial performance and results of operations and review and approval of the Company’s audited and interim financial statements and MD&A;

•	Risk Management – including the identification of the Company’s principal business risks and the implementation of appropriate systems to effectively monitor and manage such risks;

•	Establishing Policies and Procedures – including the approval and monitoring of all policies and procedures including those related to corporate governance, ethics and confidentiality; and

•	Communication and Reporting – including the oversight of the timely and accurate disclosure of financial reports and other material corporate developments.

CORPORATE GOVERNANCE GUIDELINES

To enhance the Company’s commitment to maintaining a high standard of corporate governance, the Board of Directors adopted the Governance Guidelines in fiscal 2003. These Governance Guidelines assist the Board with respect to meeting the Company’s corporate governance responsibilities. Among other things, the Governance Guidelines address the following matters:

•	Board Organization and Membership – including a lead director requirement, requirements for a minimum number of unrelated non-management directors and a prohibition on retaining unrelated directors for consulting services without Board pre-approval;

•	Board Committees – including independence and financial literacy requirements for the Audit Committee and a requirement for a majority of independent directors on all other standing committees;

•	Board Meetings – including a requirement that the directors meet in camera without management or management directors present at each scheduled quarterly Board meeting;

•	Board’s Relationship with Management – including a requirement for the Board to establish general authority guidelines that place limits on management’s approval authority;

•	Director Responsibilities and Performance – including the assessment of the overall performance and effectiveness of the Board and each committee on an annual basis; and

•	Ethics and Conflicts of Interest – including a general prohibition from permitting any waiver of the Company’s ethics policies with respect to any director or executive officer.

CODE OF ETHICS

In fiscal 2003, the Company adopted a Code of Ethics that complies with the requirements of the NASDAQ Rules and is applicable to all of the Company’s directors, officers, employees, contractors and consultants. The Code of Ethics generally outlines standards of conduct that must be met in the carrying out of one’s employment with the Company including: (i) guidelines on the acceptance or offering of monetary compensation, gratuities or other advantages in the conduct of business; (ii) guidelines relating to dealings with public officials; and (iii) prohibitions on the inappropriate gathering of competitive information. The Code of Ethics also provides detailed guidelines with respect to the identification and declaration of conflicts of interest, the protection of proprietary information and the appropriate use of the Company’s computer and communications systems. The Governance and Nominations Committee monitors compliance with the Code of Ethics and approves all waivers from the Code of Ethics that are granted to employees. To date, no such waivers have been granted. The Audit Committee monitors complaints regarding accounting, internal controls or auditing matters.

BOARD COMMITTEES

Currently, each of the Audit Committee, the Human Resources and Compensation Committee and the Governance and Nominations Committee are composed of outside directors all of whom are considered to be “unrelated” and “independent” as determined under the TSX Guidelines, the CSA Rules, SOX and the NASDAQ Rules, with the exception of Dr. Chwang who serves on the Governance and Nominations Committee. Dr. Chwang is an outside director but is not considered to be independent under the NASDAQ Rules by virtue of his family relationship by marriage to an officer of the Company.

      Audit Committee

Currently, the members of the Audit Committee are Messrs. Horn (Chair), Fleck, Caldwell and Young. The Audit Committee has direct communication channels with the Company’s internal finance department to review issues as appropriate and meets directly with the external auditors of the Company on a regular basis. In December 2004, the Board adopted the Audit Committee Charter which complies with certain of the CSA Rules that will apply to the Company in January 2005. A copy of the Audit Committee Charter is attached as Schedule E. The Audit Committee Charter outlines, among other things, the mandate of the Audit Committee to:

•	oversee the integrity of the Company’s financial statements and financial reporting process;

•	oversee the qualifications and independence of the Company’s external auditors;

•	oversee the scope of the annual audit plan;

•	oversee the work of the Company’s financial officers and executives, internal auditors and external auditors; and

•	provide an open avenue of communication between the external auditors, the Board and management.

In accordance with the NASDAQ Rules and the CSA Rules, each of the members of the audit committee are “financially literate.” Mr. Horn and Mr. Caldwell, both of whom are Chartered Accountants, are each considered to be a “financial expert”. Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on their education and/or experience as summarized below:

•	Mr. Horn (Chairman)	-	Chartered Accountant; Chief Financial Officer of Rogers Communications Inc.
•	Mr. Caldwell	-	Chartered Accountant; Former Chief Financial Officer of CAE Inc.; Director and chair of the audit committee of Cognos Inc., Faro Technologies Inc., Sleeman Breweries Limited and Stelco Inc.;
•	Mr. Fleck	-	Director of several public companies including Financial Models Co. Inc. and Certicom Corp.; Doctorate in Finance, Harvard Business School.
•	Mr. Young	-	Director and chair of the audit committee of Tessera Technologies Inc.; Former Managing Director in Corporate Finance, Dillon, Read & Co.

The Board, upon the recommendation of the Audit Committee, has adopted a written policy on auditor independence (the “Policy”). Under the Policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the Audit Committee. The Policy prohibits the auditors from providing the following types of non-audit services:

•	bookkeeping or other services related to the accounting records or financial statements of the Company;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinion, or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources services;

•	broker or dealer, investment advisor or investment banking services on behalf of the Company; and

•	legal services and expert services unrelated to the audit.

The Policy also permits the auditors to provide other types of non-audit services, including tax services, but only if approved in advance by the Audit Committee, subject to limited exceptions.

      Human Resources and Compensation Committee

Currently, the members of the Human Resources and Compensation Committee are Messrs. Caldwell (Chair), Fleck and Russo. Among other things, the Human Resources and Compensation Committee reviewed the remuneration of the Chairman, Chief Executive Officer and President and all Senior Vice-Presidents who report directly to the Chief Executive Officer and President; reviewed and made recommendations concerning the operation of the Company’s Option Plan, RSU Plans and Share Purchase Plan. During fiscal 2003, the Board adopted the Human Resources and Compensation Committee Mandate which outlines, among other things, the responsibilities of the Human Resources and Compensation Committee with respect to reviewing and making recommendations on the Company’s compensation strategy, policies and process; reviewing annually the competitiveness and appropriateness of the compensation package for the Chief Executive Officer and other key senior management employees; assessing the insurance policy for directors and officers; reviewing succession plans relating to the position of Chief Executive Officer and other senior positions; administering the share based compensation plans; recommending compensation for directors; and annually preparing the Report on Executive Compensation that is disclosed in the annual management information circular prepared in connection with the Company’s annual meeting of shareholders. The Human Resources and Compensation Committee is also responsible for reviewing management’s policies and practices to ensure compliance with the prohibition contained in SOX with respect to the making of or arranging for personal loans to directors and senior officers.

      Governance and Nominations Committee

Currently, the members of the Governance and Nominations Committee are Messrs. Fleck (Chair), Chwang and Caldwell. Generally, the Governance and Nominations Committee oversees and assesses the functioning of the Board and the committees of the Board and identifies and recommends qualified director candidates for election to the Board. During fiscal 2003, the Board adopted the Governance and Nominations Committee Charter which outlines, among other things, the responsibilities of the Governance and Nominations Committee with respect to identifying and recommending qualified director nominees to the Board; annually reviewing and revising the Company’s approach to governance issues; reviewing the Code of Ethics; and periodically reviewing management’s systems and practices for filing of insider reports in connection with trading in the Company’s securities. The Governance and Nominations Committee is also responsible for conducting an annual assessment of the effectiveness of the Board and each committee of the Board; conducting an annual evaluation of the Chair of the Board and the Chair of each committee; and overseeing orientation programs for new directors.

In 2004, Mr. Fleck, as Lead Director, undertook an evaluation of the Board and its committees. Mr. Fleck distributed a questionnaire regarding Board and Committee Effectiveness to each Board member. He then received and reviewed the responses confidentially with each Board member. Based on the questionnaire responses and feedback, Mr. Fleck prepared a report to the Board. This was the first such formal assessment undertaken by the Board and the intent is to expand the nature and scope of the assessment in subsequent years.

OTHER BUSINESS

Management does not know of any matters to be brought before the Meeting other than those set forth in the Notice accompanying this Circular.

ADDITIONAL INFORMATION

Current financial information on the Company is provided in the Company’s comparative financial statements and MD&A for the most recently completed financial year. This information and additional information relating to the Company can be found on the SEDAR web site at www.sedar.com and on the Company’s website at www.ati.com.

Copies of the Company’s latest Annual Information Form, together with any document incorporated therein by reference, Annual Report and Financial Statements and Management Information Circular may be obtained upon request to the Company’s Director of Investor Relations. The Company may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Company.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the directors.

DATED at Markham, Ontario, on December 17, 2004.

Dean J. Blain
Corporate Secretary

SCHEDULE A

SUMMARY COMPARISON OF DIFFERENCES BETWEEN THE OBCA AND CBCA

The CBCA provides shareholders substantially the same rights as are available to shareholders under the OBCA, including rights of dissent and appraisal, and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder. The following is a summary of certain differences between the OBCA and CBCA which management of the Company considers to be material to shareholders. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their legal or other professional advisors with regard to the implications of the Continuance which may be of importance to them.

Director Residency Requirements. Under the OBCA, a majority of a company’s directors must be resident Canadians. Under the CBCA, subject to certain exceptions which do not currently apply to the Company, at least 25% of a company’s directors must be resident Canadians.

Residency Requirements for Committee Members. The OBCA requires that a majority of the members of a committee of directors must be resident Canadians. The CBCA does not have any residency requirements for members of committees of the board of directors.

Independent Directors. Under the OBCA, at least one third of the members of the board of directors of a company cannot be officers or employees of the company or its affiliates. Under the CBCA, the requirement is that at least two of the directors of the company not be officers or employees of the company or its affiliates. If the Continuance is approved and the Company is continued under the CBCA, the Company will continue to maintain a board of directors with a majority of independent members in accordance with the rules and policies of applicable Canadian and U.S. securities regulators and stock exchanges. Similarly, the Company’s Audit Committee will continue to be comprised solely of independent board members.

Quorum of Directors’ Meetings. Both the CBCA and OBCA state that quorum of directors meetings consists of a majority of directors or the minimum number of directors required by the articles, although the OBCA also stipulates that in no case may a quorum be less than two-fifths of the number of directors or the minimum number of directors. Further, while the OBCA requires that a majority of the directors present be resident Canadians, the CBCA generally requires only that 25% of the directors present (or at least one if less than four directors are appointed) be resident Canadians.

Place of Shareholders’ Meetings. Under the OBCA, a shareholders’ meeting may be held at such place in or outside Ontario (including outside Canada) as the directors may determine. Under the CBCA, a shareholders’ meeting may be held at any place in Canada provided in the by-laws or, in the absence of such provision, at a place within Canada that the directors determine. Notwithstanding the foregoing, a meeting of shareholders of a CBCA company may be held at a place outside Canada if such place is specified in the articles of the company.

Solicitation of Proxies. Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the company, must send a dissident’s proxy circular in prescribed form to the auditor of the company, to each shareholder whose proxy is solicited and to the company. Under the CBCA, proxies may be solicited, other than by or on behalf of management of the company, without the sending of a dissident’s proxy circular if (i) proxies are solicited from fifteen (15) or fewer shareholders, or (ii) the solicitation is conveyed by public broadcast, speech or publication containing certain of the information that would be required to be included in a dissident’s proxy circular. Furthermore, under the CBCA, the definition of “solicit” and “solicitation” specifically excludes (i) certain public announcements by a shareholder of how he or she intends to vote and the reasons for that decision, (ii) communications for the purpose of obtaining the number of shares required for a shareholder proposal, and (iii) certain other communications made other than by or on behalf of management of the company, including communications by one or more shareholders concerning the business and affairs of the company or the organization of a dissident’s proxy solicitation where no form of proxy is sent by or on behalf of such shareholders; communications by financial and other advisers in the ordinary course of business to shareholders who are their clients; or by any person who does not seek directly or indirectly the power to act as proxy for a shareholder.

Record Date for Shareholders’ Meetings. Under the OBCA, where a company fixes a record date for the determination of shareholders entitled to vote at a shareholders’ meeting and a shareholder transfers shares after the record date, the transferee of such shares is entitled to vote such shares at the meeting if the transferee establishes that he or she owns the shares and demands, not later than ten (10) days before the meeting, that his or her name be included in the list of shareholders entitled to vote at the meeting. If no record date is fixed and a list of shareholders entitled to vote at the meeting is prepared as of the date (the “deemed record date”) preceding the date on which notice of the meeting is given, a transferee of shares after the deemed record date is entitled to vote such shares under similar circumstances. Under the CBCA, shareholders are entitled to vote only shares held by them on the record date or the deemed record date, as the case may be. Transferees of shares after the record date or the deemed record date, as the case may be, are not entitled to vote the transferred shares at the meeting.

Notice of Shareholders’ Meetings. Under the OBCA, a public company must give notice of a meeting of shareholders not less than twenty-one (21) days and not more than fifty (50) days before the meeting. Under the CBCA, such notice must be provided not less than twenty-one (21) days and not more than sixty (60) days before the meeting. However, public companies incorporated under either statute are currently subject to the requirements of National Instrument 54-101 of the Canadian Securities Administrators which provides for minimum notice periods of greater than the minimum twenty-one (21) day period in either statute.

Telephonic or Electronic Meetings. Under the OBCA, unless a company’s articles or by-laws provide otherwise, meetings of shareholders may be held by telephonic or electronic means and shareholders may participate in and vote at the meeting by such means. Similarly, under the CBCA, unless the articles or by-laws of the company provide otherwise, a meeting of shareholders’ may be held by telephonic or electronic means (and shareholders may participate in and vote at the meeting by such means) if the company provides shareholders with a telephonic, electronic or other means of communication that permits all participants to communicate adequately with each other during the meeting. In addition, under the CBCA, if the company’s by-laws so provide, a meeting of shareholders may be held entirely by such means. The Company’s by-laws following the continuance (including the proposed new general by-laws) will not permit a meeting of shareholders to be held entirely by such means.

Shareholder Proposals. Under the OBCA, a shareholder entitled to vote at a shareholders’ meeting may submit a shareholder proposal relating to matters which the shareholder wishes to propose at a shareholders meeting. Under the CBCA, shareholder proposals may be submitted by both registered and beneficial owners of shares entitled to be voted at an annual meeting of shareholders, provided that (i) the shareholder must have been registered or beneficial owner, for at least six months prior to the submission of the proposal, of voting shares at least equal to one percent of the total number of outstanding voting shares of the company or whose fair market value is at least $2,000, or (ii) the proposal must have the support of persons who in the aggregate have been the registered or beneficial owner of such number of voting shares for such period.

Access to Information. Shareholders under the CBCA have a right of access to the minutes of meetings at which directors make mandatory disclosure of material interests in transactions and contracts that involve the company. There is no similar provision in the OBCA.

Financial Assistance. Under the OBCA, disclosure is required to be made to shareholders of financial assistance given by a company (i) in connection within the purchase of shares of the company or its affiliates, or (ii) to shareholders, beneficial shareholders, directors, officers or employees of the company, an affiliate of the company, or an associate of any of them. There is no similar provision in the CBCA. However, regulations under each of the CBCA and the Securities Act (Ontario) prescribe disclosure of certain financial assistance other than routine indebtedness to directors, executive officers and senior officers in proxy circulars.

Registered Office. Under the OBCA, a company’s registered office must be in Ontario and may be relocated to a different municipality only with shareholder approval. Under the CBCA, a company’s registered office may be at any place in Canada specified in the articles and may be relocated within a province by resolution of the directors. Following the Continuance, the registered office of the Company will continue to be in Ontario.

Corporate Records. The OBCA and related Ontario statutes require records to be kept in Ontario. The CBCA permits corporate and accounting records to be kept outside of Canada, although there are still requirements to keep records and books of account within Canada under the Income Tax Act (Canada) and other statutes administered by the Minister of National Revenue (such as the Excise Tax Act). Companies are also required to provide access to their records kept outside Canada at a location in Canada, by computer terminal or other technology.

A-2

SCHEDULE B

DISSENT RIGHTS

A registered shareholder of the Company is entitled to dissent from the Continuance in the manner provided in Section 185 of the OBCA. Section 185 of the OBCA is reprinted in its entirety in Schedule C to this Circular. The following summary is qualified in its entirety by the provisions of Section 185 of the OBCA.

The procedure to be followed by shareholders who intend to dissent from the special resolution approving the Continuance and who wish to require the Company to acquire their shares and pay them the fair value thereof, determined as of the close of business on the day before the special resolution is adopted, is set out in section 185 of the OBCA.

Section 185 provides that a shareholder may only make such a claim with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a shareholder may only exercise the right to dissent under section 185 in respect of shares which are registered in that shareholder’s name. In many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as The Canadian Depositary for Securities Limited (“CDS”)) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 185 directly (unless the shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder’s behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A registered shareholder who wishes to invoke the provisions of section 185 of the OBCA must send to the Company a written objection to the Special Resolution (the “Notice of Dissent”) at or before the time fixed for the shareholders meeting at which the Special Resolution is to be voted on. The Notice of Dissent must be sent to the Company at 1 Commerce Valley Drive East, Markham, Ontario, L3T 7X6, Attention: Corporate Secretary (Fax: (905) 709-6950). The sending of a Notice of Dissent does not deprive a registered shareholder of his right to vote on the Special Resolution but a vote either in person or by proxy against the Special Resolution does not constitute a Notice of Dissent. A vote in favour of the Special Resolution will deprive the registered shareholder of further rights under section 185 of the OBCA.

Within 10 days after the adoption of the Special Resolution by the shareholders, the Company is required to notify in writing each shareholder who has filed a Notice of Dissent and has not voted for the Special Resolution or withdrawn his objection (a “Dissenting Shareholder”) that the Special Resolution has been adopted. This notice of adoption of the Special Resolution will set out the rights of the Dissenting Shareholder and procedure to be followed. A Dissenting Shareholder shall, within 20 days after he receives notice of adoption of the Special Resolution or, if he does not receive such notice, within 20 days after he learns that the Special Resolution has been adopted, send to the Company a written notice (the “Demand for Payment”) containing his name and address, the number and class of shares in respect of which he dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending his Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he dissents to the Company or its transfer agent. The Company or its transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder under section 185 of the OBCA and shall forthwith return the share certificates to the Dissenting Shareholder.

If a Dissenting Shareholder fails to send the Notice of Dissent, the Demand for Payment or his share certificates, he has no right to make a claim under section 185 of the OBCA.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he has dissented other than the right to be paid the fair value of such shares as determined under section 185 of the OBCA, unless: (i) the Dissenting Shareholder withdraws his Demand for Payment before the Company makes a written offer to pay (the “Offer to Pay”); (ii) the Company fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his Demand for Payment; or (iii) the directors of the Company revoke the Special Resolution relating to the Continuance, in all of which cases the Dissenting Shareholder’s rights as a shareholder are reinstated.

Not later than seven days after the later of the effective date of the Continuance and the day the Company receives the Demand for Payment, the Company shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which he has dissented in an amount considered by the directors of the Company to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Company within 10 days of the acceptance, but an Offer to Pay lapses if the Company has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the Company or if a Dissenting Shareholder fails to accept an Offer to Pay, the Company may, within 50 days after the effective date of the Continuance or within such further period as a court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholder. If the Company fails to so apply to the court, a Dissenting Shareholder may apply to the Ontario Court (General Division) (the “court”) for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court.

Before making application to the court or not later than 7 days after receiving notice of an application to the court by a Dissenting Shareholder, the Company shall give to each Dissenting Shareholder who has sent to the Company a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel. A similar notice shall be given to each Dissenting Shareholder who, after the date of the first mentioned notice and before termination of the proceedings commenced by the application, sends the Company a Demand for Payment and does not accept an Offer to Pay, such notice to be sent within 3 days thereafter. All such Dissenting Shareholders shall be joined as parties to any such application to the court to fix a fair value for their shares and shall be bound by the decision rendered by the court in the proceedings commenced by such application. Upon an application to the court by the Company or Dissenting Shareholder, the court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application and shall fix a fair value for the shares of all Dissenting Shareholders. The court may in its discretion appoint one or more appraisers to assist the court in fixing a fair value for the shares of the Dissenting Shareholders and may allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Continuance until the date of payment of the amount ordered by the court. The final order of the court in the proceedings commenced by an application by the Company or a Dissenting Shareholder shall be rendered against the Company and in favour of each Dissenting Shareholder who, whether before or after the date of the order, sends the Company a Demand for Payment and does not accept an Offer to Pay. The cost of any application to a court by the Company or a Dissenting Shareholder will be in the discretion of the court. Where, however, the Company fails to make an Offer to Pay, the costs of the application by a Dissenting Shareholder are to be borne by the Company unless the court otherwise orders.

The above is only a summary of the dissenting shareholder provisions of the OBCA, which are technical and complex. It is suggested that a shareholder of the Company wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the OBCA may result in the loss or unavailability of the right to dissent.

B-2

SCHEDULE C

Section 185 of the Business Corporations Act (Ontario)

          185.   (1)  Rights of dissenting shareholders – Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

          (2)   Idem – If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6).

          (3)   Exception – A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

          (4)   Shareholder’s right to be paid fair value – In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

          (5)   No partial dissent – A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

          (6)   Objection – A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

          (7)   Idem – The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

          (8)   Notice of adoption of resolution – The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

          (9)   Idem – A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

          (10)   Demand for payment of fair value – A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

          (11)   Certificates to be sent in – Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

          (12)   Idem – A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

          (13)   Endorsement on certificate – A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

          (14)   Rights of dissenting shareholder – On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

          (15)   Offer to pay – A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)	a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

          (16)   Idem – Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

          (17)   Idem – Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

          (18)   Application to court to fix fair value – Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

          (19)   Idem – If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

          (20)   Idem – A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

          (21)   Costs – If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

          (22)   Notice to shareholders – Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

          (23)   Parties joined – All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

          (24)   Idem – Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

          (25)   Appraisers – The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

          (26)   Final order – The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

          (27)   Interest – The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

          (28)   Where corporation unable to pay – Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

          (29)   Idem –Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

          (30)   Idem – A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

          (31)   Court order – Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

          (32)   Commission may appear – The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

SCHEDULE D

BY-LAW 1

A by-law relating generally to the transaction

of the business and affairs of

ATI TECHNOLOGIES INC.

CONTENTS

ARTICLE ONE	-	INTERPRETATION	D-1

ARTICLE TWO	-	MEETINGS OF SHAREHOLDERS	D-1

ARTICLE THREE	-	DIRECTORS	D-3

ARTICLE FOUR	-	OFFICERS AND EMPLOYEES	D-4

ARTICLE FIVE	-	INDEMNIFICATION OF DIRECTORS AND OFFICERS	D-4

ARTICLE SIX	-	SHARE CERTIFICATES AND DIVIDENDS	D-5

ARTICLE SEVEN	-	NOTICE	D-5

ARTICLE EIGHT	-	MISCELLANEOUS	D-6

ATI TECHNOLOGIES INC.

BY-LAW 1

ARTICLE ONE - INTERPRETATION

1.01	Definitions: In this by-law, unless the context otherwise requires:

(a)	“Act” means the Canada Business Corporations Act or its successor, as amended from time to time, and the regulations thereunder;

(b)	“board” means the board of directors of the Corporation;

(c)	“by-law” means a by-law of the Corporation;

(d)	“Corporation” means ATI Technologies Inc. and its successors;

(e)	“holiday” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada) or its successor, as amended from time to time;

(f)	“person” includes an individual, body corporate, sole proprietorship, partnership or syndicate, an unincorporated association or organization, a joint venture, trust or employee benefit plan, a government or any agency or political subdivision thereof, and a person acting as trustee, executor, administrator or other legal representative;

(g)	“recorded address” means, with respect to a single shareholder, the address of such holder most recently recorded in the securities register of the Corporation; with respect to joint shareholders, the first address appearing in the securities register in respect of their joint holding; and with respect to any other person, but subject to the Act, the address of such person most recently recorded in the records of the Corporation or otherwise known to the Secretary of the Corporation; and

(h)	“shareholder” means a shareholder of the Corporation.

Terms defined in the Act, unless otherwise defined herein or the context otherwise requires, shall have the same meaning herein as in the Act.

1.02	Number, Gender and Headings: Words importing the singular include the plural and vice-versa, words importing any gender include the masculine, feminine and neuter genders, and headings are for convenience of reference only and shall not affect the interpretation of the by-laws.

1.03	By-laws Subordinate to Other Documents: The by-laws are subordinate to, and should be read in conjunction with, the Act and the articles of the Corporation.

1.04	Computation of Days: The computation of time and any period of days shall be determined in accordance with the Act and the provisions of the Interpretation Act (Canada) or its successor, as amended from time to time.

ARTICLE TWO - MEETINGS OF SHAREHOLDERS

2.01	Meetings: A meeting of the shareholders shall be held at such place, at such time, on such day and in such manner as the board may, subject to the Act and any other applicable laws, determine from time to time, for the purpose of transacting such business as is properly brought before such meeting.

2.02	Persons Entitled to be Present: The only persons entitled to attend a meeting of shareholders shall be those persons entitled to notice thereof, those entitled to vote thereat, the directors, the auditors of the Corporation and any others who although not entitled to notice thereof or to vote thereat are entitled or required under any provision of the Act, the articles or any by-law to be present at the meeting. Any other persons may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

2.03	Participation in meeting by electronic means: If the directors of the Corporation call a meeting of shareholders and the Corporation makes available a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, any person entitled to attend that meeting of shareholders may participate in the meeting, in accordance with the Act, by means of such communication facility. A person participating in the meeting by such means shall be deemed to be present at the meeting.

2.04	Chairman, Secretary and Scrutineer: The Chairman of the board or such other person being an officer or director of the Corporation designated by the board, shall be chairman of any meeting of shareholders. If no such person is present within 15 minutes after the time appointed for the holding of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman of the meeting. The Secretary or any other officer in attendance shall act as secretary of the meeting. If none of such persons are present, the chairman shall appoint another person, who need not be a shareholder, to act as secretary of the meeting. One or more scrutineers, who need not be shareholders, may be appointed by the chairman or by a resolution of the shareholders.

2.05	Quorum: The quorum for the transaction of business at any meeting of shareholders shall be at least two persons present at the opening of the meeting who are entitled to vote thereat either as shareholders or proxyholders, representing collectively not less than 5% of the outstanding shares of the Corporation entitled to be voted at the meeting.

2.06	Voting:

(a)	Except as otherwise required by the Act, the articles or a by-law, at each meeting of shareholders every question proposed for consideration by the shareholders shall be decided by a majority of the votes duly cast thereon.

(b)	At each meeting of shareholders voting shall be by show of hands unless a ballot is required by the chairman or demanded by a shareholder or proxyholder entitled to vote at the meeting. Upon a show of hands every person present and entitled to vote on the show of hands shall have one vote on the show of hands. Whenever a vote by show of hands has been taken upon a question, unless a ballot or such question is required or demanded and such requirement or demand is not withdrawn, a declaration by the chairman of the meeting that the vote upon the question was carried, carried by a particular majority, not carried or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be prima facie evidence of the result of the vote without proof of the number or proportion of votes cast for or against.

(c)	On any question proposed for consideration at a meeting of shareholders a ballot may be required by the chairman or demanded by any person present and entitled to vote, either before or after any vote by show of hands. If a ballot is so required or demanded and such requirement or demand is not withdrawn, a poll upon the question shall be taken in such manner as the chairman of the meeting shall direct. Subject to the articles, upon a ballot each person present shall be entitled to one vote in respect of each share which such person is entitled to vote at the meeting on the question.

2.07	Proxies:

(a)	Signatures to instruments of proxy need not be witnessed and may be printed, lithographed, electronically produced as permitted by the Act or otherwise reproduced thereon. The chairman of the meeting shall determine the authenticity of all signatures.

(b)	The board may also permit particulars of instruments of proxy for use at or in connection with any meeting or any adjournment thereof to be transmitted by facsimile, telegraphed, telexed, cabled or otherwise electronically transmitted to the Secretary of the Corporation or such other agent as the board may from time to time determine prior to any such meeting, and, in such event, such instruments of proxy, if otherwise in order, shall be valid and any votes cast in accordance therewith shall be counted.

(c)	The chairman of any meeting of shareholders may also in his or her discretion, unless otherwise determined by resolution of the board, accept (i) instruments of proxy which have been transmitted by facsimile, telegraphed, telexed, cabled or otherwise electronically transmitted and (ii) facsimile, telegraphic, telex, cable or electronic communication as to the authority of anyone claiming to vote on behalf of or to represent a shareholder, in each case whether or not an instrument of proxy conferring such authority has been lodged with the Corporation, and any votes cast in accordance with such facsimile, telegraphic, telex, cable or electronic proxy or communication accepted by the chairman shall be valid and shall be counted.

(d)	A proxy may be signed and delivered in blank and filled in afterwards by the Chairman of the board, the President or the Secretary.

(e)	It shall not be necessary to insert in the proxy the number of shares owned by the appointor.

(f)	The board may, at the Corporation’s expense, send out forms of proxy in which certain directors or officers are named, which may be accompanied by stamped envelopes for the return of the forms, even if the directors so named vote the proxies in favour of their own election as directors.

(g)	A proxy shall be acted upon only if it shall have been deposited with the Corporation or an agent thereof specified in the notice calling the meeting of shareholders prior to the time specified in the notice or such later time before the time of voting as the chairman of the meeting may determine, or, where no such time is specified in such notice, if it has been received by the Corporation or an agent thereof or the chairman of the meeting or any adjournment thereof before the time of voting.

(h)	A proxy ceases to be valid one year from its date.

2.08	Procedure at Meetings: The chairman of any meeting of shareholders shall conduct the procedure thereat in all respects and his or her decision on all matters or things, including but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy or ballot, shall be conclusive and binding upon the shareholders, except as otherwise provided in the by-laws of the Corporation. Any business may be brought before or dealt with at any adjourned meeting which may have been brought before or dealt with at the original meeting.

ARTICLE THREE - DIRECTORS

3.01	Meetings: Meetings of the board may be convened at such place, at such time, on such day and in such manner as any two directors or the Chief Executive Officer or any other officer designated by the board may determine.

3.02	Notice: Notice of the time and place or manner of participation for every meeting of the board shall be sent to each director not less than 72 hours (excluding holidays) before the time of the meeting. Reference is made to Article Seven.

3.03	First Meeting of New Board: Each newly constituted board may hold its first meeting without notice on the same day as the meeting of shareholders at which the directors are elected.

3.04	Appointments: From time to time the board may appoint a Chairman of the board and a Lead Director of the board.

3.05	Chairman: The Lead Director of the board or in his or her absence, the Chairman of the board, or in his or her absence, the Chief Executive Officer (if elected a director), or in the absence of all of them, a director designated by the meeting, shall be the chairman of any meeting of the board.

3.06	Quorum of Directors: The number of directors from time to time required to constitute a quorum for the transaction of business at a meeting of the board shall be 50% of the number of directors so fixed or determined at that time (or, if that is a fraction, the next largest whole number of directors).

3.07	Voting: At all meetings of the board each director shall have one vote and every question shall be decided by a majority of the votes cast on the question. In the case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

3.08	Signed Resolutions: Any resolution in writing may be signed in counterparts and if signed as of any date shall be deemed to have been passed on such date.

3.09	Remuneration: Directors may be paid such remuneration for acting as directors and such sums in respect of their out-of-pocket expenses incurred in performing their duties as the board may determine from time to time. Any remuneration or expenses so payable shall be in addition to any other amount payable to any director acting in another capacity and receiving remuneration therefor.

3.10	Committees: Unless otherwise determined by the board, each committee of the board may fix its quorum, elect its chairman and secretary and adopt rules to regulate its procedure, provided that, the procedure of each committee shall be governed by the provisions of this by-law which govern proceedings of the board so far as the same can apply except that a meeting of a committee may be called by any member thereof (or by any member or the auditor, in the case of the audit committee), notice of any such meeting shall be given to each member of the committee (or each member and the auditor, in the case of the audit committee) and the meeting shall be chaired by the chairman of the committee or, in his or her absence, another member of the committee. In the absence of the secretary of any committee at any meeting, another member of the committee shall so act. Each committee shall keep records of its proceedings and transactions and shall report all such proceedings and transactions to the board in a timely manner.

ARTICLE FOUR - OFFICERS AND EMPLOYEES

4.01	Appointment of Officers: From time to time the board may appoint a President, one or more Executive Vice-Presidents, one or more Senior Vice-Presidents, one or more Vice-Presidents, a Treasurer, a Secretary, one or more Assistant Secretaries, a Controller and such other officers as the board may determine, including one or more assistants to any of the officers so appointed, may designate one officer as a Chief Executive Officer of the Corporation, one officer as Chief Operating Officer of the Corporation, one officer as Chief Financial Officer of the Corporation, and one officer as Chief Technology Officer of the Corporation and may revoke any such designation.

4.02	Terms of Employment or Service: Every officer shall hold office at the pleasure of the board. The board may settle from time to time the terms of employment of the officers and other persons appointed by it.

4.03	Powers and Duties of Officers: The board may from time to time specify the duties of each officer, delegate to him or her powers to manage any business or affairs of the Corporation (including the power to sub-delegate) and change such duties and powers, all insofar as not prohibited by the Act. To the extent not otherwise so specified or delegated, and subject to the Act, the duties and powers of the officers of the Corporation shall be those usually pertaining to their respective offices.

ARTICLE FIVE - INDEMNIFICATION OF DIRECTORS AND OFFICERS

5.01	Indemnity: Subject to the limitations in the Act, but without limitation of the right of the Corporation to indemnify any individual under the Act or otherwise to the full extent permitted by law, the Corporation:

(a)	shall indemnify every director and officer of the Corporation, every former director and officer of the Corporation and every other individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

(i)	the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

(b)	shall advance moneys to every director, officer and other individual for the costs, charges and expenses of a proceeding referred to in Section 5.01(a), however, the individual shall repay the moneys if the individual does not fulfil the conditions of Sections 5.01(a)(i) and 5.01(a)(ii); and

(c)	shall, with the approval of a court, indemnify an individual referred to in Section 5.01(a), or advance moneys under Section 5.01(b), in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual’s association with the Corporation or other entity as described in Section 5.01(a) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in Sections 5.01(a)(i) and 5.01(a)(ii).

From time to time the board may determine that this Section shall also apply to the employees of the Corporation who are not directors or officers of the Corporation or to any particular one or more or class of such employees, either generally or in respect of a particular occurrence or class of occurrences and either prospectively or retroactively (to any date not earlier than the date of this by-law). From time to time thereafter the board may also revoke, limit or vary such application of this Section.

5.02	Limitation of Liability: So long as he or she acts honestly and in good faith with a view to the best interests of the Corporation, no person referred to in Section 5.01 (including, to the extent it is then applicable to them, any employees referred to therein) shall be liable for any damage, loss, cost or liability sustained or incurred by the Corporation, except where so required by the Act.

5.03	Indemnities Not Limiting: The provisions of this Article Five shall be in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.

ARTICLE SIX - SHARE CERTIFICATES AND DIVIDENDS

6.01	Share Certificates: Share certificates shall be in such forms as the board by resolution shall approve from time to time.

6.02	Replacement of Share Certificates: The Secretary or any other officer of the Corporation may prescribe either generally or in a particular case reasonable conditions, in addition to those provided in the Act, upon which a new share certificate may be issued in place of any share certificate which is claimed to have been lost, destroyed or wrongfully taken, or which has become defaced.

6.03	Registration of Transfer: No transfer of shares need be recorded in the register of transfers except upon presentation of the certificate representing such shares endorsed by the appropriate person in accordance with the Act, together with reasonable assurance that the endorsement is genuine and effective, and upon compliance with all other conditions set out in the Act.

6.04	Dividends: Subject to the Act and the articles, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. A dividend payable to any shareholder in money may be paid by cheque payable to the order of the shareholder and shall be mailed to the shareholder by prepaid mail addressed to him or her at his or her recorded address unless he or she directs otherwise. In the case of joint holders the cheque shall be made payable to the order of all of them, unless such joint holders direct otherwise in writing. The mailing of a cheque as aforesaid, unless it is not paid on due presentation, shall discharge the Corporation’s liability for the dividend to the extent of the amount of the cheque plus the amount of any tax thereon which the Corporation has properly withheld. If any dividend cheque sent is not received by the payee, the Corporation shall issue to such person a replacement cheque for a like amount on such reasonable terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Secretary or any other officer may require.

6.05	Unclaimed Dividends: Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

ARTICLE SEVEN - NOTICE

7.01	Notices To Shareholders, Directors: Any notice or document required or permitted to be sent by the Corporation to a shareholder or director may be sent by prepaid Canadian mail addressed to, or may be delivered personally to, such person at his or her last recorded address or may be sent by any means of facsimile transmission or by the creation or provision of an electronic document or may be sent by any other means permitted under the Act, subject to compliance with any applicable provisions of the Act. A notice sent by facsimile transmission or electronic document shall be deemed to have been received when sent or provided to a designated information system. If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them. If the address of any shareholder does not appear in the records of the Corporation, then any notice or document may be delivered to such address as the person sending the notice or document may consider to be the most likely to reach promptly such shareholder.

7.02	Changes in Recorded Address: The Secretary or any other officer may change the recorded address of any person in accordance with any information such officer believes to be reliable.

7.03	Omissions and Errors: The accidental omission to give any notice to any person, or the non-receipt of any notice by any person or any immaterial error in any notice shall not invalidate any proceeding or action taken at any meeting held pursuant to such notice or otherwise founded thereon.

ARTICLE EIGHT - MISCELLANEOUS

8.01	Execution of Documents: Any contracts or documents to be executed by the Corporation may be signed, including through the use of electronic signatures, as contemplated by the Act, by any two of the Chairman of the board, Lead Director of the board, the President, an Executive Vice-President, a Senior Vice-President, a Vice-President, the Secretary, an Assistant Secretary, the Treasurer or the Controller or by any one of the foregoing persons and a director. In addition, the board may from time to time indicate who may or shall sign any particular contract or document or class of contracts or documents. Any officer of the Corporation may affix the corporate seal, if any, to any contract or document and may certify a copy of any resolution or of any by-law or contract or document of the Corporation to be a true copy thereof. Subject to the Act, and if authorized by the board, the corporate seal of the Corporation, if any, and the signature of any signing officer may be mechanically or electronically reproduced upon any contracts or documents of the Corporation. Any such facsimile signature shall bind the Corporation notwithstanding that any signing officer whose signature is so reproduced may have ceased to hold office at the date of delivery or issue of such contracts or documents.

8.02	Voting Rights in Other Bodies Corporate: The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

8.03	Incentive Plans: For the purposes of enabling directors, officers and employees of the Corporation and its affiliates to participate in the growth of the Corporation and of providing effective incentives to such directors, officers and employees, the board may establish such plans (including stock option plans, restricted share unit plans and stock purchase plans) and make such rules and regulations with respect thereto, and such changes in such plans, rules and regulations, as the board may deem advisable from time to time. From time to time the board may designate the directors, officers and employees entitled to participate in any such plan. For the purposes of any such plan the Corporation may provide such financial assistance by means of loan, guarantee or otherwise to directors, officers and employees as is permitted by the Act or by any other applicable legislation.

8.04	Dealings with Registered Shareholder: Subject to the Act, the Corporation may treat the registered owner of a share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share and otherwise to exercise all the rights and powers of a holder of the share. The Corporation may, however, treat as the registered shareholder any executor, administrator, heir, legal representative, guardian, committee, trustee, curator, tutor, liquidator or trustee in bankruptcy who furnishes appropriate evidence to the Corporation establishing his or her authority to exercise the rights relating to a share of the Corporation.

8.05	Withholding Information from Shareholders: No shareholder shall be entitled to discovery of any information respecting the Corporation’s business which, in the opinion of the board would not be in the best interests of the shareholders or the Corporation to communicate to the public. The board may from time to time determine whether and to what extent and at what time and place and under what conditions and regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders or other persons and no shareholder or other person shall have any right of inspecting any account, record or other document of the Corporation except as conferred by the Act or by any other applicable legislation or as authorized by the board.

8.06	Repeal of Existing By-Laws: Upon this By-law becoming effective, By-law No. 1 of the Corporation enacted October 13, 1993 shall be repealed without prejudice to any action taken thereunder.

SCHEDULE E

ATI TECHNOLOGIES INC.
AUDIT COMMITTEE CHARTER

PURPOSE

This Audit Committee (the “Committee”) Charter (the “Charter”) has been adopted by the board of Directors (the “Board”) of ATI Technologies Inc. (the “Company”) to provide parameters within which the Committee is to assist the Board in fulfilling its public company obligations. In this regard, the overall mandate of the Committee is to:

•	oversee the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal accounting controls and procedures and compliance with related legal and regulatory requirements;

•	oversee the qualifications and independence of the Independent Auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

•	oversee the work of the Company’s financial officers and executives (“Management”), Internal Audit function (“Internal Auditors”) (under the responsibility of the Head of Internal Audit) and Independent Auditors; and

•	provide an open avenue of communication between the Independent Auditors, the Internal Auditors, the Board and Management.

RESPONSIBILITY OF MANAGEMENT, THE INTERNAL AUDITORS
AND THE INDEPENDENT AUDITORS

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and related disclosure in accordance with generally accepted accounting principles. Management is also responsible for the design and effective operation of a system of internal controls that provide reasonable assurance that assets are safeguarded, that transactions are properly authorized, recorded and reported, and that financial statements and related disclosure are prepared in accordance with generally accepted accounting standards and applicable laws and regulations.

The Internal Auditors are responsible for, among other things, evaluating the adequacy and effectiveness of the system of internal controls.

The Independent Auditors are responsible for expressing an opinion based upon their audit of the Company’s annual financial statements, as to whether such financial statements present fairly, in all material respects, the financial position of the Company in accordance with generally accepted accounting principles. In addition, the Independent Auditors are responsible for the planning, performance and reporting on other audit, review or attest services for the Company, as required by applicable laws and regulations, and as required by the Committee. This includes, for example, an engagement to provide an attestation report on Management’s assessment of internal controls over financial reporting (as required by section 404(b) of the Sarbanes-Oxley Act of 2002).

Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by Management and the Independent Auditors as to any services provided by the Independent Auditors to the Company.

In carrying out its responsibility, it is recognized that Management and the Independent Auditors have more resources and time and more detailed knowledge and information regarding the Company’s accounting, auditing, internal control and financial reporting practices than is available to the Committee. It is not the responsibility of the Committee to plan or conduct audits, to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles or to conduct other types of auditing or accounting reviews or similar procedures or investigations.

AUTHORITY TO INVESTIGATE AND ENGAGE ADVISORS

The Committee is empowered to investigate any matter relating to the Company’s accounting, auditing, internal control or financial reporting practices, with full access to all Company books, records, facilities and personnel. The Committee has the authority to engage outside counsel, auditors or other advisors as it determines necessary to carry out its duties and may set and pay the compensation for any such advisors at the Company’s expense. The Committee is empowered to communicate directly with Management, the Independent Auditors and the Internal Auditors and other third parties as deemed necessary.

COMPOSITION AND MEMBER INDEPENDENCE

The membership of the Committee shall consist of at least three directors who shall be appointed annually by the Board. Each individual member of the Committee (a “Member”) must be free of any relationship that, in the opinion of the Board, may interfere with the Member’s exercise of independent judgement. Directors shall not be eligible for membership on the Committee if they have participated in the preparation of the financial statements of the Company at any time during the past three years. Each Member shall meet the independence and financial literacy requirements for serving on audit committees and at least one Member shall have accounting or related financial management experience, all as defined by applicable Canadian and U.S. stock exchange rules or securities laws requirements. The Member(s) identified with the requisite accounting or related financial management experience shall be designated as the “Audit Committee Financial Expert(s),” as defined by the Securities and Exchange Commission.

In addition, the membership of the Committee shall comply with the residency requirements, if any, prescribed by the applicable laws and constating documents governing the Company.

Each Member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company, or until the Member ceases to be a director, resigns or is removed from office or replaced by the Board, whichever occurs first. Any vacancy on the Committee from time to time may be filled only by resolution of the Board.

MEMBER COMPENSATION

Directors’ fees are the only compensation a Committee Member may receive from the Company.

CHAIR

One Member of the Committee shall be appointed by the Board as Chair of the Committee. The Chair shall be responsible for leadership of the Committee, including overseeing the scheduling of, and preparation of agendas for, meetings, presiding over meetings, and making regular reports to the Board. The Chair will also regularly liase with the Chief Executive Officer and Chief Financial Officer of the Company and the lead partner of the Company’s Independent Auditors.

MEETINGS

The Committee shall meet as often as necessary in order to discharge its duties effectively, and shall meet at least once in each fiscal quarter.

A meeting of the Committee may be called by any Member or the Independent Auditors of the Company. Notice of the time and place or manner of participation for every meeting of the Committee shall be sent to each member of the Committee, the Independent Auditors of the Company and the Chair of the Board in accordance with the general by-law of the Company. The Chair of the Board, the lead director of the Board and the Independent Auditors are entitled to attend all meetings of the Committee but shall not be entitled to any voting rights with respect to any business transacted by the Committee.

If all of the Members consent (such consent may be given at any time), a Member may participate in a Committee meeting by means of such telephonic, electronic or other communication facilities as to permit all persons participating in the meeting to communicate adequately with each other, and a Member participating in such a meeting by any such means is deemed to be present at that meeting.

The procedure of the Committee shall be governed by the provisions of the general by-law of the Company which govern proceedings of the Board, so far as the same can apply to proceedings of the Committee.

The Committee shall appoint a Secretary of the Committee. In the absence of the Secretary of the Committee from any meeting, another Member shall so act. The Secretary shall keep records of all proceedings and transactions of the Committee.

CONDUCT OF BUSINESS

No business shall be transacted by the Committee except:

(a)	at a meeting of the Members at which

(i)	a majority of Members of the Committee are present;

(ii)	such number of resident Canadians, if any, as required by the applicable laws and constating documents governing the Company are present; and

(iii)	an Audit Committee Financial Expert is present; or

(b)	by way of resolution signed by all members of the Committee.

RESPONSIBILITIES OF THE AUDIT COMMITTEE

Although the Committee may also have such other duties as may from time to time be assigned to it by the Board, the general recurring activities of the Committee in carrying out its oversight role are described below. These recurring activities are set forth as a guide with the understanding that the Committee may wish to consider other duties from time to time and may diverge from this guide as appropriate given the circumstances. The Committee shall be responsible for:

Nomination and Oversight of the Independent Auditors

1.	Recommending to the Board the accounting firm to be nominated for appointment by the shareholders as the Independent Auditor of the Company. Such auditors are ultimately accountable to the Board and the Committee, as representatives of the shareholders.

2.	Taking, or recommending that the Board take, appropriate action to oversee the independence of the Independent Auditors.

3.	Evaluating, together with the Board, the performance of the Independent Auditors and, where appropriate, recommending to the Board the replacement of the Independent Auditors or the rotation of members of the audit engagement team in accordance with applicable regulatory requirements. The Independent Auditors shall report directly to the Committee.

4.	Obtaining annually from the Company’s Independent Auditors a formal written statement describing all relationships between the Independent Auditors and the Company consistent with CICA Handbook Section 5751 or successor requirements (“CICA 5751”) and actively engaging in a dialogue with the Independent Auditors with respect to any disclosed relationships or services that may impact on the objectivity and independence of the Independent Auditors.

5.	Establishing policies and procedures relating to the pre-approval and engagement of all non-audit services proposed to be provided by the Independent Auditors and its affiliates as well as prohibiting the engagement of the Independent Auditors or its subsidiary entities for certain specific non-audit services as determined by the Committee, with the objective of preserving the independence of the Independent Auditors.

6.	Overseeing the work of the Independent Auditors, including discussing with the Independent Auditors the nature of the audit process, receiving and reviewing audit reports and other auditor communications (as required by applicable regulatory bodies), reviewing the annual management comment letter and providing the Independent Auditors with access to the Committee to report on any and all appropriate matters.

7.	Reviewing and signing the terms of the engagement with the Independent Auditors. Reviewing on an annual basis prior to the annual audit of the Company’s annual financial statements, the audit work plan proposed by the Company’s Independent Auditors, including details as to scope of work to be undertaken and relevant areas of focus.

8.	Reviewing and recommending to the Board for approval the compensation to be paid by the Company to the Independent Auditors.

9.	Establishing and monitoring policies for the hiring by the Company of current or former partners and employees of the Independent Auditors.

10.	Resolving disagreements between Management and the Independent Auditors regarding financial reporting.

Reviewing the Financial Statements and Related Disclosure

11.	Reviewing, prior to public release by the Company, the audited financial statements and annual Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and discussing this disclosure with Management and the Independent Auditors. These discussions shall include a review of matters required to be discussed under CICA 5751 or successor requirements and consideration of the quality of the Company’s accounting principles as applied in its financial reporting, including a review of particularly sensitive accounting estimates, reserves and accruals, judgement areas, audit adjustments and other such inquiries as the Committee or the Independent Auditors shall deem appropriate. Based on such review and discussion, the Committee shall make a recommendation to the Board as to the approval of the Company’s audited financial statements and annual MD&A.

12.	Reviewing the procedures for preparation of the interim financial statements, including receiving the review engagement reports from the Independent Auditors.

13.	Reviewing with the Independent Auditors and Management the interim financial statements and interim MD&A. Based upon this review, the Board shall approve the interim financial statements and interim MD&A prior to public release by the Company, unless the approval of such matters has been delegated by the Board to the Committee.

14.	Confirming that the process is in place to complete and file all certifications by officers of the Company of periodic financial reports, disclosure, or internal controls required to comply with applicable laws and regulations.

15.	Reviewing, prior to public release by the Company, previously undisclosed, material financial information contained in any financial press release issued by the Company and any other publications prepared by the Company.

16.	Reviewing any proposed changes in accounting practices or policies and the resulting impact on the Company’s financial statements, including the impact of any regulatory or accounting initiatives, or off-balance sheet structures.

17.	Discussing with Management and, if applicable, the Company’s general counsel any legal matters (including the status of pending litigation) that may have a material impact on the Company’s financial statements and any material reports or inquiries from regulatory or governmental agencies.

18.	Reviewing and approving (if not approved by another independent body of the Board) all related party transactions entered into by the Company on an ongoing basis, other than director, officer or employee compensation arrangements approved or recommended by the Compensation Committee.

Reviewing Financial Risks and the System of Internal Controls

19.	Reviewing the audit plans of the Internal Auditors, including a discussion of the scope, staffing, budget, locations, reliance upon Management and general audit approach and any significant reports prepared by the Head of Internal Audit as well as Management’s responses, approve the hiring and dismissal of the Head of Internal Audit, approve and review periodically the Internal Audit Charter to ensure that the function has guidelines that allow it to operate effectively, and ensure that the Company’s Internal Auditors have access to the Company’s records as necessary to permit the function to operate effectively.

20.	Meeting periodically, as necessary, in separate executive sessions with the Independent Auditors, Head of Internal Audit and Management to discuss any matters that the Committee, the Independent Auditors, the Head of Internal Audit or Management believe should be discussed privately with the Committee.

21.	Overseeing the accounting and financial reporting processes of the Company.

22.	Receiving from Management, the Head of Internal Audit, or the Independent Auditors communications regarding any significant deficiencies in the design or operation of internal controls that could affect the Company’s ability to record, process, summarize and report financial data. Receiving from Management, the Head of Internal Audit, or the Independent Auditors, communications regarding any fraud, whether or not material, that involves Management or other employees who have a significant role in the Company’s internal controls.

23.	Establishing whistleblower procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters and reviewing periodically with Management and the Head of Internal Audit these procedures and any significant complaints received.

24.	Meeting with Management periodically to review the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness. The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements and must periodically assess the adequacy of these procedures.

25.	Investigating any matter brought to the attention of the Committee within the scope of its duties if, in the judgment of the Committee, such investigation is necessary or appropriate. The Chair of the Committee may represent the entire Committee in making such determination.

26.	Reviewing with Management the principal financial risks relevant to the business of the Company, its subsidiaries and joint ventures, and the financial control processes and systems put in place in order to monitor, manage and mitigate these risks. These discussions shall include a review of the quality and adequacy of and compliance with the Company’s internal controls.

27.	Performing such other functions and having such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

Review and Disclosure of Charter

28.	Reviewing at least once annually, the terms of this Audit Committee Charter and recommend to the Board for approval any changes which it believes are necessary. The Committee shall ensure that this Charter is disclosed in accordance with all applicable securities laws or regulatory requirements in the annual proxy circular, annual report, or annual information form of the Company.

SCHEDULE F

COMPLIANCE WITH TSX GUIDELINES

The TSX Guidelines are intended to assist listed companies in their approach to corporate governance. The TSX Guidelines address matters such as the constitution of the Board of Directors and the functions to be performed by the Board. Pursuant to the TSX Guidelines, listed companies must annually disclose their approach to corporate governance. The following chart summarizes the Company’s corporate governance practices with reference to the TSX Guidelines.

TSX Corporate Governance Guideline	Does the Company comply?	Comments

1. The Board should explicitly assume responsibility for stewardship of the Company.	YES	In fiscal 2003, the Board adopted a written Board Mandate, described in more detail in the Circular under the heading “Statement of Corporate Governance Practices - Board Mandate”, which clearly outlines its duties and responsibilities in respect of the stewardship of the Company. The Board also acts in accordance with the Business Corporations Act (Ontario), the Company’s constating documents and all other applicable laws and Company policies. The Board discharges its stewardship responsibilities, in part, by reviewing, discussing and approving the Company’s strategic planning and organizational structure (i.e., overseeing corporate performance) and supervising management. The Board approves all significant decisions that affect the Company before they are implemented and then monitors the results of such decisions.

As part of the overall stewardship responsibility, the Board should assume responsibility for the following matters: (a) adoption of a strategic planning process;	YES	Pursuant to the Board Mandate, the Board is charged with the responsibility to oversee the Company’s strategic planning process and directly participates in reviewing and approving the objectives and goals of the Company’s business. The Board is also responsible for reviewing the business, financial and strategic plans developed by management in order to reach the Company’s objectives and goals. At least one Board meeting each year is dedicated to the review and approval of the Company’s strategic plan. The Board reviews the Company’s performance against the strategic plan at least quarterly. As soon as is practical, management must advise the Board of any development that would have a significant impact on the strategic plan.

(b) the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;	YES	Under the Board Mandate, the Board is responsible for identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage these risks with a view to achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders. The principal risks of the Company’s business are outlined in detail in the Company’s Annual Information Form. The Audit Committee, on behalf of the Board, reviews reports from the internal and external auditor with respect to significant financial risk areas and the Company’s internal controls and financial reporting systems.

TSX Corporate Governance Guideline	Does the Company comply?	Comments

(c) succession planning, including appointing, training and monitoring senior management;	YES	The Human Resources and Compensation Committee Mandate provides that the Human Resources and Compensation Committee will periodically review with the Chief Executive Officer and President the succession plans relating to senior management positions and will make recommendations to the Board with respect to the selection of individuals to occupy these positions. The Human Resources and Compensation Committee also reviews and revises the position descriptions and performance goals for certain senior management and evaluates the performance of these officers against such descriptions and goals. The Board encourages senior management to participate in professional and personal development activities, courses and programs.

(d) a communications policy for the Company; and	YES	The Board of Directors requires that the Company maintain an active investor relations program and all shareholder and investment community inquiries are directed, in the first instance, to the Director of Investor Relations. The Board or the Audit Committee approves all of the Company’s continuous disclosure communications, including annual and quarterly reports. The Board has also adopted a Corporate Disclosure Policy which comprehensively addresses the dissemination of corporate information. In this regard, the Corporate Disclosure Policy establishes a Disclosure Committee to ensure the timely and accurate disclosure of all material corporate information and also addresses matters such as communications with analysts.

(e) the integrity of the Company’s internal control and management information systems.	YES	The Audit Committee monitors the Company’s internal controls and management information systems through reports from management and the internal and external auditors. The Audit Committee reviews and approves all financial statements prior to release and receives detailed financial information quarterly or more often, if required. The Audit Committee also directly consults the Company’s auditors periodically with respect to the Company’s financial disclosure and internal financial controls.

2. The Board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests arising from shareholding.	YES	At August 31, 2004, the Board was composed of seven members. The Board has concluded that, under the TSX Guidelines, five of the seven (or 71%) members of the Board of Directors are unrelated and independent. The Board believes that the interests of minority shareholders in the Company are fairly reflected in the composition of the Board.

TSX Corporate Governance Guideline	Does the Company comply?	Comments

3. The Board is required to disclose on an annual basis the analysis of the application of the principles supporting the conclusions in item 2 above.	YES	In determining independence, the Governance and Nominations Committee considers and analyzes all of the relationships, if any, between each of the directors and the Company and its subsidiaries. Mr. Ho and Dr. Chwang were the only members of the Board during fiscal 2004 who were not unrelated directors under the TSX Guidelines. Mr. Ho is the former Chief Executive Officer of the Company. Although Dr. Chwang is an outside, non-management director, he is related by marriage to a sibling of an officer of the Company. All other directors were considered to be independent of management and free of any interest or any business or other relationship that could materially interfere with their ability to act with a view to the best interests of the Company.

4. The Board should appoint a committee of directors composed exclusively of outside (i.e., non-management directors), a majority of whom are unrelated directors with the responsibility for proposing new nominees to the Board to the full Board and for assessing directors on an ongoing basis.	YES	In fiscal 2003, the Board created a Governance and Nominations Committee for the purposes of, among other things, proposing new nominees to the Board and assessing directors on an ongoing basis. All director nominations are approved by the Governance and Nominations Committee. The Governance and Nominations Committee Charter provides that in recruiting and considering candidates for director, the Governance and Nominations Committee will take into account the candidates’ competencies, skills and personal qualities and ensure that the candidates understand the demands and expectations of a director of the Company. The Governance and Nominations Committee is also responsible for conducting annual assessments of the Board.

5. The Board should implement a process to be carried out by a committee of the Board for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	YES	The Governance and Nominations Committee is charged with the responsibility of conducting an annual evaluation of the functioning and effectiveness of the Board, the Chair of the Board, each committee of the Board and its Chair and individual directors. The Governance Guidelines also provide that the suitability of directors be reviewed when they change their principal occupation or accept additional corporate directorships.

6. The Company, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.	YES	Pursuant to the Governance and Nominations Committee Charter, it is the responsibility of the Governance and Nominations Committee to oversee an orientation program to familiarize new directors with the Company’s business and operations (including the Company’s reporting structure, strategic plans, significant financial, accounting and risk issues, and compliance programs and policies), management and the external auditors. Currently, when new members of the Board are appointed they meet with management and other members of the Board to familiarize themselves with the business of the Company and their responsibilities as members of the Board. New Board members are also provided with a manual containing, among other things, a record of historical public information as well as copies of all Board and committee mandates and charters and corporate policies. The Governance and Nominations Committee will also oversee ongoing educational opportunities for all directors.

TSX Corporate Governance Guideline	Does the Company comply?	Comments

7. The Board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate a program to reduce the number of directors to a number which facilitates effective decision-making.	YES	The Governance and Nominations Committee is responsible for reviewing, from time to time, the size of the Board, particularly in light of its annual review of the competencies, skills and personal qualities required by the Board in order to add value to the Company. The Governance and Nominations Committee has determined that the Board’s current size continues to provide for the effective functioning and decision-making of the Board as a whole. Nevertheless, the Governance and Nominations Committee will continue to review and assess the effectiveness of the Board in fiscal 2005 and may recommend the appointment of additional directors to the Board should appropriate candidates be identified.

8. The Board should review the adequacy and form of the compensation of directors and ensure that compensation realistically reflects the responsibilities and risk involved in being an effective director.	YES	Pursuant to the Human Resources and Compensation Committee Charter, the Human Resources and Compensation Committee recommends to the Board the terms upon which directors shall be compensated. The Human Resources and Compensation Committee is responsible for ensuring that the compensation of directors, the Chair of the Board and those acting as committee chairs adequately reflects the responsibilities they are assuming. Director compensation is discussed in more detail above under the heading “Compensation of Directors”. The Compensation Committee is also responsible for reviewing the remuneration of the Chief Executive Officer and President and all senior management who report directly to the Chief Executive Officer and President. For additional information please see the “Report on Executive Compensation” above.

9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors, although some Board committees may include one or more insider directors.	YES	During fiscal 2004, each of the Audit Committee, Human Resources and Compensation Committee and Governance and Nominations Committee were comprised exclusively of outside directors. All of these directors were unrelated as determined under the TSX Guidelines with the exception of Dr. Chwang, as noted above, who serves on the Governance and Nominations Committee.

10. The Board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to governance issues. This committee would, among other things, be responsible for the Company’s response to these governance guidelines.	YES	In fiscal 2003, the Board of Directors adopted written Corporate Governance Guidelines (discussed above) to enhance its commitment to maintaining a high standard of corporate governance. Furthermore, the Board has established the Governance and Nominations Committee which, among other things, is responsible for the development, implementation and assessment of effective corporate governance principles.

11. The Board, together with the Chief Executive Officer, should develop position descriptions for the Board and for the Chief Executive Officer including the definition of limits to management’s responsibilities. The Board should approve or develop corporate objectives that the Chief Executive Officer is responsible for meeting and assess the Chief Executive Officer against these objectives.	YES	Subject to the authority of the Board, the Chief Executive Officer and President has a mandate to generally supervise the business and affairs of the Company. It is the responsibility of the Governance and Nominations Committee to monitor and assess the relationship between the Board and management and to define the limits to management’s responsibilities. In this regard, the Board requires management to ensure that all transactions or matters of a material nature are presented by management to the Board for approval. It is the Human Resources and Compensation Committee’s responsibility to review and revise the position description of the Chief Executive Officer and President and to determine the performance goals that the Chief Executive Officer and President is responsible for meeting.

TSX Corporate Governance Guideline	Does the Company comply?	Comments

12. The Board should have in place appropriate structures and procedures to ensure that the Board can function independently of management. An appropriate structure would be to: (i) appoint a chair of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities; or (ii) assign this responsibility to an outside director, sometimes referred to as the “lead director”. The chair or lead director should ensure that the Board carries out its responsibilities effectively which will involve the Board meeting on a regular basis without management present and may involve assigning the responsibility for administering the Board’s relationship to management to a committee of the Board.	YES	The Board of Directors believes that it has functioned, and believes that it can continue to function, independent of management as required. Mr. Ho, who is the former Chief Executive Officer, currently serves as Chairman of the Board of Directors. In fiscal 2003, Dr. Fleck was appointed as the lead director to ensure greater independence of the Board from management. The Governance Guidelines require directors to meet in camera without management or management directors present at each scheduled quarterly meeting of the Board. The Human Resources and Compensation Committee, Audit Committee and Governance and Nominations Committee are each composed entirely of outside directors.

13. The audit committee of the Board should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee duties should include the oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.	YES	The Board has adopted a charter for the Audit Committee, which sets out the mandate for the Audit Committee. The Audit Committee is responsible for engaging and overseeing the Company’s auditor, maintaining direct communication with the Company’s auditor and determining the compensation of the Company’s auditor. It is also the Audit Committee’s responsibility to review the quality and adequacy of and compliance with the Company’s internal controls. The Audit Committee must approve all non-audit work performed by the Company’s auditor.

14. The Board should implement a system that enables an individual director to engage an outside advisor at the Company’s expense in the appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	YES	Individual members of the Board are permitted to engage, at the Company’s expense, outside advisors when necessary.

ATI TECHNOLOGIES INC.

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF ATI TECHNOLOGIES INC. FOR USE AT THE ANNUAL
AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
TUESDAY, JANUARY 25, 2005.

        The undersigned shareholder of ATI TECHNOLOGIES INC. (the “Company”) hereby appoints K.Y. Ho or, failing him, David Orton or, instead of either of them appoints                                          as the lawful attorney and proxyholder of the undersigned, with full power of substitution to attend, vote and otherwise act for the undersigned in respect of all common shares held by the undersigned at the above noted meeting or at any and all adjournments thereof, to the same extent and with the same power as if the undersigned were personally present, and hereby revokes any proxy previously given. Without limiting the general authorization and powers hereby given, the proxyholder is specifically directed to vote as follows:

1.	Election of Directors

	FOR or WITHHOLD FROM VOTING  in respect of the election of each of the following nominees: John E. Caldwell, Ronald Chwang, James D. Fleck, K.Y. Ho, Alan D. Horn, Paul Russo and Robert A. Young as directors of the Company.

2.	Appointment of Auditors

	FOR or WITHHOLD FROM VOTING  in respect of the appointment of KPMG LLP as auditors for the coming year and authorizing the directors to fix their remuneration.

3.	Continuance of the Company

	FOR or AGAINST  the approval of the special resolution in respect of the continuance of the Company (the “Continuance”) as a corporation under the Canada Business Corporations Act (the “CBCA”), as set out in the Management Information Circular.

4.	Confirmation of CBCA By-Law

	FOR or AGAINST  the confirmation of a new general by-law of the Company in such form as attached as Schedule D to the Management Information Circular, such by-law to be adopted only upon the approval of the Continuance by shareholders and the Continuance becoming effective.

5.	Amendment of Share Option Plan: Replenishment of Common Shares

	FOR or AGAINST  the approval of an amendment to the Company’s share option plan (“Option Plan”), to replenish the number of common shares available for issuance under the Option Plan by 11,972,871 common shares, as described in the Management Information Circular.

6.	Amendment of Share Option Plan: Tandem Stock Appreciation Rights

	FOR or AGAINST  the approval of an amendment to the Option Plan to provide the Board of Directors of the Company with the discretion to award tandem stock appreciation rights in connection with the grant of options under the Option Plan, as described in the Management Information Circular.

        The undersigned hereby acknowledges receipt of the Notice of Annual and Special Meeting of Shareholders and Management Information Circular.

Dated:

Name of Shareholder (please print)

Signature of Shareholder

INSTRUCTIONS:

1.

The common shares represented by this proxy will be voted as directed by the shareholder. If no directions are given, the proxy will be voted FOR items 1 to 6 above. This proxy confers discretionary authority with respect to amendments or variations to the matters set out above and any other matters which may properly be brought before the above noted meeting and, in any such event, the common shares represented by this proxy will be voted in the discretion of the proxyholder named herein.

2.

Shareholders have the right to appoint any person (who need not be a shareholder) to attend and act on their behalf at the Meeting. If you desire to exercise such right and appoint another person other than K.Y. Ho or David Orton as your proxyholder, strike out K.Y. Ho’s and David Orton’s names above and insert the name of such other person in the blank space provided.

3.

This form of proxy must be dated and signed exactly as your name appears herein. When signing in a fiduciary or representative capacity, please give full title of such. In the case of joint shareholders, each must sign. Proxies from a corporation must be signed under corporate seal by an officer thereof, or by an attorney thereof duly authorized in writing.

4.	If this proxy is not dated in the space above, upon receipt it will be deemed to bear the date on which it is mailed or delivered.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: December 23, 2004	By:	//Terry Nickerson//
Name: Terry Nickerson
Title: Senior Vice President, Finance and
Chief Financial Officer